Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms "TotalEnergies", "TotalEnergies company" and "Company" in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial and extra-financial information on pages 1-24 of this exhibit relating to TotalEnergies with respect to the third quarter of 2026 and nine months ended September 30, 2026 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of September 30, 2026, unaudited statements of income, comprehensive income, cash flow and business segment information for the third quarter of 2026 and nine months ended September 30, 2026 and unaudited consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2026 following page 25 of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 27, 2026.

A. KEY FIGURES

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars, except earnings per share and number of shares	9M26	9M25	9M26 vs 9M25
66,819	61,771	+8%	48,691	Sales	182,753	150,572	+21%
8,263	5,438	+52%	3,683	Net income (TotalEnergies share)	19,511	10,221	+91%
17,809	13,179	+35%	10,295	Adjusted EBITDA (1)	43,540	30,489	+43%
9,712	6,871	+41%	4,659	Adjusted net operating income (2) from business segments	22,883	13,841	+65%
3,157	3,231	-2%	2,169	Exploration & Production	8,964	6,594	+36%
1,885	807	x2,3	852	Integrated LNG	4,010	3,187	+26%
602	533	+13%	571	Integrated Power	1,680	1,651	+2%
3,601	1,800	x2	687	Refining & Chemicals	7,000	1,377	x5,1
467	500	-7%	380	Marketing & Services	1,229	1,032	+19%
9,097	6,027	+51%	3,980	Adjusted net income (TotalEnergies share) (1)	20,518	11,750	+75%
3.66	2.41	+52%	1.64	Fully-diluted earnings per share ($)	8.73	4.49	+94%
2,234	2,216	+1%	2,200	Fully-diluted weighted-average shares (millions)	2,202	2,225	-1%
4,962	3,276	+51%	3,203	Cash flow used in investing activities	12,550	14,697	-15%
4,789	4,694	+2%	3,473	Organic investments (1)	14,133	12,794	+10%
(1,510)	(1,247)	ns	(381)	Acquisitions net of assets sales (1)	(2,929)	1,851	ns
3,279	3,447	-5%	3,092	Net investments (1)	11,204	14,645	-23%
15,390	10,858	+42%	8,349	Cash flow from operating activities	29,609	16,872	+75%
12,255	9,804	+25%	7,061	Cash flow from operations excluding working capital (CFFO) (1)	30,635	20,671	+48%
12,634	10,188	+24%	7,443	Debt Adjusted Cash Flow (DACF) (1)	31,801	21,663	+47%
Gearing(1) of 9.1% at September 30, 2026 vs. 13.1% at June 30, 2026 and 17.3% at September 30, 2025

(1)	Adjusted EBITDA, adjusted net income, organic investments, acquisitions net of assets sales, net investments, cash flow from operations excluding working capital (CFFO), debt adjusted cash flow (DACF) and gearing are non-GAAP financial measures. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to the reconciliation tables starting on page 16.
(2)	Detail of adjustment items shown in the business segment information under the heading “Information by business segment” in the unaudited financial statements attached hereto.

Key figures of environment, greenhouse gas emissions (GHG) and production

Environment – liquids and gas price realizations, refining margins

3Q26	2Q26	3Q26 vs 2Q26	3Q25		9M26	9M25	9M26 vs 9M25
97.0	103.8	-7%	69.1	Brent ($/b)	93.9	70.9	+32%
2.9	2.9	-2%	3.1	Henry Hub ($/Mbtu)	3.1	3.5	-11%
21.5	15.6	+38%	11.3	TTF ($/Mbtu)(1)	17.0	12.5	+36%
22.8	17.5	+31%	11.7	JKM ($/Mbtu)(2)	18.2	12.7	+44%
87.1	91.6	-5%	66.5	Average price of liquids (3), (4) ($/b) Consolidated subsidiaries	83.9	67.9	+23%
7.00	5.55	+26%	5.50	Average price of gas (3), (5) ($/Mbtu) Consolidated subsidiaries	6.04	5.92	+2%
12.28	10.20	+20%	8.91	Average price of LNG (3), (6) ($/Mbtu) Consolidated subsidiaries and equity affiliates	10.18	9.36	+9%
33.2	13.5	x2.5	8.4	European Refining Margin (ERM) (3), (7) ($/b)	19.4	5.7	x3.4
(1)	TTF (Title Transfer Facility) is a virtual trading point in the Netherlands for transferring rights in respect of physical gas. It is the most liquid and widely used price benchmark for the natural gas markets in Europe. TTF is operated by Gasunie Transport Services (GTS), the owner and operator of the national transmission network in the Netherlands. It is traded in €/MWh.
(2)	JKM (Japan-Korea Marker) measures the prices of spot liquid natural gas (LNG) trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.
(3)	Does not include oil, gas and LNG trading activities, respectively.
(4)	Sales in $ / Sales in volume for consolidated affiliates.
(5)	Sales in $ / Sales in volume for consolidated affiliates.
(6)	Sales in $ / Sales in volume for consolidated and equity affiliates.
(7)	This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.

Greenhouse gas emissions (GHG)(1)

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Scope 1+2 emissions (2) (MtCO2e)	9M26	9M25	9M26 vs 9M25
8.5	7.3	+16%	8.4	Scope 1+2 from operated perimeter (3)	23.6	24.8	-5%
6.9	6.4	+8%	7.1	of which Oil & Gas	20.2	21.4	-6%
1.6	0.9	+78%	1.3	of which CCGT	3.4	3.4	-
11.7	10.2	+15%	11.0	Scope 1+2 – ESRS perimeter (3)	32.3	32.7	-1%

Estimated quarterly emissions.

(1)	The seven greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs, SF6 and NF3, with their respective 100-year time horizon GWP (Global Warming Potential) as described in the most recent IPCC report. HFCs, PFCs, SF6 and NF3 are virtually absent from the Company’s emissions and are not accounted for by the Company.
(2)	Scope 1+2 GHG emissions are defined as the sum of direct emissions of GHG from sites or activities that are included in the scope of reporting for climate change-related indicators and indirect emissions resulting from the production of electricity, steam, heat or cooling, purchased or acquired, and consumed by the sites or activities included in the scope of reporting for climate change-related indicators, net from potential energy sales, excluding purchased industrial gases (H2). If not stated otherwise, TotalEnergies reports Scope 2 GHG emissions according to the market-based method defined by the GHG Protocol.
(3)	Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Methane emissions (ktCH4)	9M26	9M25	9M26 vs 9M25
4	4	-	5	Methane emissions from operated perimeter (1)	12	17	-29%

Estimated quarterly emissions.

(1)	Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

For the first nine months of 2026 Scope 3(1) Category 11 emissions are estimated at 243 Mt CO2e.

(1) If not stated otherwise, TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the direct use phase emissions of sold products over their expected lifetime (i.e., the scope 1 and scope 2 emissions of end users that occur from the combustion of fuels) in accordance with the definition of the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard Supplement. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chains, i.e. the higher of the two production volumes or sales for end use. The highest point for each value chain for the year 2026 will be determined with regard to the achievement over the whole year, with TotalEnergies providing estimates as the quarters progress. A stoichiometric emission factor (oxidation of molecules to carbon dioxide) is applied to these sales or production to obtain an emission volume. In accordance with the Technical Guidance for Calculating Scope 3 Emissions Supplement to the Corporate Value Chain (Scope 3) Accounting and Reporting Standard which defines end users as both consumers and business customers that use final products, and with IPIECA’s Estimating petroleum industry value chain (Scope 3) greenhouse gas emissions guidelines, under which reporting of emissions from fuel purchased for resale to non-end users (e.g. traded) is optional, TotalEnergies does not report emissions associated with trading activities.

Production*

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Hydrocarbon production	9M26	9M25	9M26 vs 9M25
2,474	2,395	+3%	2,508	Hydrocarbon production (kboe/d)	2,474	2,523	-2%
1,400	1,298	+8%	1,407	Oil (including bitumen) (kb/d)	1,342	1,369	-2%
1,074	1,097	-2%	1,101	Gas (including condensates and associated NGL) (kboe/d)	1,132	1,154	-2%
2,474	2,395	+3%	2,508	Hydrocarbon production (kboe/d)	2,474	2,523	-2%
1,510	1,410	+7%	1,553	Liquids (kb/d)	1,467	1,525	-4%
5,209	5,330	-2%	5,182	Gas (Mcf/d)	5,444	5,409	+1%
*	Company production = Exploration & Production production + Integrated LNG production.

Hydrocarbon production was 2,474 thousand barrels of oil equivalent per day in the third quarter of 2026, up more than 3% compared to the second quarter, benefiting from a gradual return-to-normal oil production in the Middle East.

Hydrocarbon production is down 1% year-on-year primarily due to:

•	+4% from project start-ups and project ramp-ups, notably Mero-4 and Lapa SW in Brazil, Anchor and Ballymore in the United States, Begonia and Clov Phase 3 in Angola, Mabruk in Libya and Ratawi in Iraq,
•	+2% due to improved plant availability,
•	-2% due to the natural decline of fields,
•	-5% due to the impact of the conflict in the Middle East.

Excluding the impact of the conflict in the Middle East, production would be up by more than 4% year-on-year.

B. ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Management presents adjusted financial indicators to assist investors in better understanding, in conjunction with the Company’s financial results presented in accordance with IFRS, the economic performance of the Company. Adjustment items are of three types: inventory valuation effect, effect of changes in fair value, and special items.

The inventory valuation effect: in accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods.

Effect of changes in fair value: the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

Special items: due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments described below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, as well as carbon storage activities, conducted in about 50 countries;

-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities), biogas and synthetic methane activities, gas trading, as well as, from January 1, 2026, the LNG bunkering activity previously reported within the Marketing & Services segment;

-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil supply, trading and marine shipping, as well as hydrogen activities;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

In addition, the Corporate segment includes holdings operating and financial activities.

B.1 Exploration & Production

1.  Production

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Hydrocarbon production	9M26	9M25	9M26 vs 9M25
1,963	1,845	+6%	2,026	EP (kboe/d)	1,918	1,986	-3%
1,446	1,342	+8%	1,501	Liquids (kb/d)	1,399	1,460	-4%
2,739	2,668	+3%	2,782	Gas (Mcf/d)	2,756	2,799	-2%

2.  Results

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars, except effective tax rate	9M26	9M25	9M26 vs 9M25
3,157	3,231	-2%	2,169	Adjusted net operating income (1)	8,964	6,594	+36%
263	137	+92%	177	including adjusted income from equity affiliates	539	503	+7%
49.2%	45.4%	-	48.5%	Effective tax rate (2)	48.0%	49.4%	-
3,147	1,822	+76%	1,787	Cash flow used in investing activities	7,367	7,582	-3%
2,921	2,231	+31%	1,922	Organic investments	7,876	7,659	+3%
(321)	(348)	ns	(53)	Acquisitions net of assets sales	(896)	225	ns
2,600	1,883	+38%	1,869	Net investments	6,980	7,884	-11%
4,905	5,546	-12%	4,187	Cash flow from operating activities	13,420	11,128	+21%
5,389	5,777	-7%	3,984	Cash flow from operations excluding working capital (CFFO)	15,730	12,035	+31%
(1)	Detail of adjustment items shown in the business segment information under the heading “Information by business segment” in the unaudited financial statements attached hereto.
(2)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

Adjusted net operating income and cash flow from operations excluding working capital (CFFO) were $3,157 million and $5,389 million, respectively, reflecting production growth and sensitivities to declining oil prices and rising gas prices quarter-to-quarter.

B.2 Integrated LNG

1. Production

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Hydrocarbon production for LNG	9M26	9M25	9M26 vs 9M25
511	550	-7%	482	Integrated LNG (kboe/d)	556	537	+4%
64	68	-6%	52	Liquids (kb/d)	68	65	+6%
2,470	2,662	-7%	2,400	Gas (Mcf/d)	2,688	2,610	+3%

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Liquefied Natural Gas in Mt	9M26	9M25	9M26 vs 9M25
9.8	10.7	-9%	10.4	Overall LNG sales	32.9	31.6	+4%
3.5	3.9	-9%	3.4	Incl. Sales from equity production*	11.5	11.2	+2%
9.4	9.8	-4%	9.2	Incl. Sales by TotalEnergies from equity production and third party purchases	30.1	28.0	+8%
*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG decreased by 7% quarter-to-quarter, mainly due to planned maintenance, notably on Angola LNG and Ichthys LNG.

2. Results

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars, except average price of LNG	9M26	9M25	9M26 vs 9M25
12.28	10.20	+20%	8.91	Average price of LNG ($/Mbtu)(1) Consolidated subsidiaries and equity affiliates	10.18	9.36	+9%
1,885	807	x2,3	852	Adjusted net operating income(2)	4,010	3,187	+26%
574	705	-19%	423	including adjusted income from equity affiliates	1,710	1,471	+16%
327	910	-64%	146	Cash flow used in investing activities	1,735	1,890	-8%
328	908	-64%	330	Organic investments	1,646	1,825	-10%
(1,162)	4	ns	(134)	Acquisitions net of assets sales	(1,066)	116	ns
(834)	912	ns	196	Net investments	580	1,941	-70%
1,213	2,137	-43%	789	Cash flow from operating activities	2,230	3,071	-27%
1,724	833	x2,1	1,134	Cash flow from operations excluding working capital (CFFO)	4,342	3,542	+23%
(1)	Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.
(2)	Detail of adjustment items shown in the business segment information under the heading “Information by business segment” in the unaudited financial statements attached hereto.

Adjusted net operating income and cash flow from operations excluding working capital (CFFO) for the Integrated LNG segment were $1,885 million and $1,724 million, respectively, underpinned by a 20% increase of average LNG price and the outperformance of LNG and gas trading activities in a bull market, given the ongoing conflict in the Strait of Hormuz and the seasonality of demand.

B.3 Integrated Power

1. Productions, capacities, clients and sales

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Integrated Power	9M26	9M25	9M26 vs 9M25
17.9	14.8	+21%	12.6	Net power production (TWh) (1)	44.3	35.5	+25%
9.6	9.6	-	8.2	o/w power production from renewables	27.3	23.3	+17%
8.3	5.2	+61%	4.5	o/w power production from gas flexible capacities	17.0	12.2	+39%
33.8	33.4	+1%	25.2	Portfolio of power generation net installed capacity (GW) (2)	33.8	25.2	+34%
21.5	21.1	+2%	18.7	o/w renewables	21.5	18.7	+15%
12.3	12.2	+1%	6.5	o/w power production from gas flexible capacities	12.3	6.5	+88%
105.9	105.8	-	106.0	Portfolio of renewable power generation gross capacity (GW) (2), (3)	105.9	106.0	-
37.9	37.4	+1%	32.3	o/w installed capacity	37.9	32.3	+17%
6.2	6.1	+1%	6.0	Clients power – BtB and BtC (Million) (2)	6.2	6.0	+3%
2.7	2.7	-1%	2.7	Clients gas – BtB and BtC (Million) (2)	2.7	2.7	-1%
11.9	11.6	+3%	10.6	Sales power – BtB and BtC (TWh)	38.7	35.6	+9%
10.6	14.5	-27%	11.6	Sales gas – BtB and BtC (TWh)	56.6	62.2	-9%
(1)	Solar, wind, hydroelectric and gas flexible capacities.
(2)	End of period data.
(3)	Includes 17.25% of Adani Green Energy Ltd’s gross capacity, 50% of Clearway Energy Group’s gross capacity and 49% of Casa dos Ventos’ gross capacity.

Net power production was 44.3 TWh over the first nine months of 2026, up 25% year-on-year and in line with the objective of 60 TWh in 2026. This reflects the growth of the integrated power generation portfolio, notably driven by the commissioning of new renewable capacities and the contribution of TTEP’s assets in line with expectations.

2. Results

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
602	533	+13%	571	Adjusted net operating income(1)	1,680	1,651	+2%
142	168	-15%	48	including adjusted income from equity affiliates	362	114	x3.2
1,100	63	x17.5	692	Cash flow used in investing activities	1,846	3,726	-50%
1,135	920	+23%	596	Organic investments	2,878	1,663	+73%
(25)	(749)	ns	(147)	Acquisitions net of assets sales	(851)	1,658	ns
1,110	171	x6,5	449	Net investments	2,027	3,321	-39%
1,636	(239)	ns	674	Cash flow from operating activities	1,252	1,074	+17%
774	721	+7%	611	Cash flow from operations excluding working capital (CFFO)	2,069	1,770	+17%
(1)	Detail of adjustment items shown in the business segment information under the heading “Information by business segment” in the unaudited financial statements attached hereto.

Integrated Power segment adjusted net operating income and cash flow from operations excluding working capital (CFFO) were $602 million and $774 million, respectively, in the quarter, sustained by the contribution of TTEP over a full quarter. This consists of production activities (including renewables and gas-fired power plants) for around 55%, and marketing activities (including B2B, B2C and trading), for around 45%.

B.4 Downstream (Refining & Chemicals and Marketing & Services)

1. Results

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
4,068	2,300	+77%	1,067	Adjusted net operating income(1)	8,229	2,409	x3.4
315	384	-18%	545	Cash flow used in investing activities	1,392	1,361	+2%
319	540	-41%	590	Organic investments	1,513	1,508	-
(4)	(156)	ns	(45)	Acquisitions net of assets sales	(121)	(147)	ns
315	384	-18%	545	Net investments	1,392	1,361	+2%
7,912	4,114	+92%	3,126	Cash flow from operating activities	14,658	3,226	x4.5
4,622	2,877	+61%	1,653	Cash flow from operations excluding working capital (CFFO)	9,635	4,253	x2.3
(1)	Detail of adjustment items shown in the business segment information under the heading “Information by business segment” in the unaudited financial statements attached hereto.

B.5 Refining & Chemicals

1. Refinery and petrochemicals throughput and utilization rates

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Refinery throughput and utilization rate	9M26	9M25	9M26 vs 9M25
1,555	1,426	+9%	1,478	Total refinery throughput (kb/d)	1,535	1,538	-
426	354	+21%	481	France	414	460	-10%
688	684	+1%	595	Rest of Europe	683	618	+11%
441	389	+13%	402	Rest of world	438	461	-5%
88%	80%		84%	Utilization rate based on crude only*	86%	87%	-
*	Based on distillation capacity at the beginning of the year.

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Petrochemicals production and utilization rate	9M26	9M25	9M26 vs 9M25
1,165	1,100	+6%	1,326	Monomers* (kt)	3,448	3,740	-8%
1,152	1,165	-1%	1,174	Polymers (kt)	3,476	3,474	-
75%	71%		84%	Steam cracker utilization rate**	73%	79%	-
*	Olefins.
**	Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refinery throughput was up nearly 10% over the quarter, underpinned by all refineries well-functioning in Europe and United States (Port Arthur), and the progressive return of the SATORP refinery in Saudi Arabia to its nominal capacity.

2. Results

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars, except ERM	9M26	9M25	9M26 vs 9M25
33.2	13.5	x2.5	8.4	European Refining Margin Marker (ERM) ($/b)(1)	19.4	5.7	x3.4
3,601	1,800	x2	687	Adjusted net operating income(2)	7,000	1,377	x5.1
149	365	-59%	385	Cash flow used in investing activities	1,107	930	+19%
150	366	-59%	387	Organic investments	1,034	956	+8%
(1)	(1)	ns	(2)	Acquisitions net of assets sales	73	(26)	ns
149	365	-59%	385	Net investments	1,107	930	+19%
6,290	3,565	+76%	2,839	Cash flow from operating activities	7,689	2,420	x3.2
3,943	2,030	+94%	1,015	Cash flow from operations excluding working capital (CFFO)	11,419	1,743	x6.6
(1)	This market indicator for European refining, calculated based on public market prices ($/b), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.
(2)	Detail of adjustment items shown in the business segment information under the heading “Information by business segment” in the unaudited financial statements attached hereto.

Refining and Chemicals adjusted net operating income and cash flow from operations excluding working capital (CFFO) were $3,601 million and $3,943 million, demonstrating the segment’s ability to capture historically high refining margins in Europe and worldwide, while oil trading activities continue to outperform on a level consistent with the previous two quarters.

B.6 Marketing & Services

1. Petroleum product sales

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Sales in kb/d*	9M26	9M25	9M26 vs 9M25
1,218	1,213	-	1,269	Total Marketing & Services sales	1,221	1,286	-5%
711	732	-3%	744	Europe	719	749	-4%
507	481	+5%	525	Rest of world	502	537	-6%
*	Excludes trading and bulk refining sales.

Sales of petroleum products were down 4% compared to the third quarter of 2025, reflecting demand elasticity in a high price environment.

2. Results

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
467	500	-7%	380	Adjusted net operating income (1)	1,229	1,032	+19%
166	19	x8.7	160	Cash flow used in investing activities	285	431	-34%
169	174	-3%	203	Organic investments	479	552	-13%
(3)	(155)	ns	(43)	Acquisitions net of assets sales	(194)	(121)	ns
166	19	x8.7	160	Net investments	285	431	-34%
1,622	549	x3	287	Cash flow from operating activities	3,239	1,483	x2.2
679	847	-20%	638	Cash flow from operations excluding working capital (CFFO)	1,946	1,833	+6%
(1)	Detail of adjustment items shown in the business segment information under the heading “Information by business segment” in the unaudited financial statements attached hereto.

Marketing & Services segment adjusted net operating income was $467 million in the quarter, up 23% year-on-year, with higher unit margins that more than offset lower volumes.

Cash flow from operations excluding working capital (CFFO) amounted to $679 million in the third quarter of 2026, up 6% year-on-year for the same reasons.

C. TOTALENERGIES RESULTS

1. Net income (TotalEnergies share)

Net income (TotalEnergies share) was $8,263 million in the third quarter of 2026 compared to $5,438 million in the second quarter of 2026 and $3,683 million in the third quarter of 2025.

Adjusted net income (TotalEnergies share) was $9,097 million in the third quarter of 2026, compared with $6,027 million in the second quarter.

Adjusted net income excludes the after-tax inventory effect, non-recurring items, and effects of changes in fair-value.

Adjusting items to net income totaled ($0.8) billion in the third quarter, consisting mainly of:

•	$1.5 billion in changes in inventories and fair value effects,

•	($1.9) billion in impairments, in particular for the offshore wind activity within the Integrated Power segment and for the participation of TotalEnergies in Hanwha TotalEnergies Petrochemical Co., Ltd.

2. Fully-diluted shares and share buybacks

As of September 30, 2026, the number of diluted shares was 2,232 million.

TotalEnergies repurchased1 the following:

•	17.5 million shares in the third quarter of 2026, for an amount of $1.5 billion,

•	43.8 million shares in the first nine months of 2026, for an amount of $3.74 billion.

3. Acquisitions - asset sales

Acquisitions amounted to $240 million in the third quarter of 2026, primarily related to the entry in the Bab Gas Cap concession in the United Arab Emirates.

Divestments amounted to $1,750 million in the third quarter of 2026, mainly reflecting the agreement with Global Infrastructure Partners (GIP) on some African energy infrastructure assets.

4. Cash flow

Cash flow from operating activities was $15,390 million in the third quarter of 2026, for a cash flow from operations excluding working capital (CFFO) of $12,255 million, positively impacted by a $3.1 billion decrease in working capital, driven notably by an increase in suppliers’ payables related to the increase of shipping costs and the increase in tax liabilities related to higher prices.

The change in working capital was a decrease of $921 million in the third quarter of 2026 in accordance with IFRS. The difference of $(2,214) million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $(1,556) million, (ii) less the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $(672) million, (iii) plus the organic loan repayments from equity affiliates of $14 million.

The change in working capital, as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates, was a decrease of $3,135 million in the third quarter of 2026, compared to a decrease of $1,054 million in the second quarter of 2026.

TotalEnergies’ net cash flow2 was $8,976 million in the third quarter of 2026, compared to $6,357 million in the previous quarter, considering the $2,451 million increase in cash flow from operations excluding working capital (CFFO), combined with a $168 million reduction in net investments over the quarter.

1 Net of fees and taxes, including coverage of employees share grant plans.

2 Net cash flow is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

D. PROFITABILITY

Return on equity was 19.6% for the twelve months ending on September 30, 2026.

In millions of dollars	October 1, 2025 September 30, 2026	July 1, 2025 June 30, 2026	October 1, 2024 September 30, 2025
Adjusted net income	24,581	19,477	16,431
Average adjusted shareholders’ equity	125,107	122,739	116,051
Return on equity (ROE)	19.6%	15.9%	14.2%

Return on average capital employed (ROACE)3 was 17.4% for the twelve months ended September 30, 2026.

In millions of dollars	October 1, 2025 September 30, 2026	July 1, 2025 June 30, 2026	October 1, 2024 September 30, 2025
Adjusted net operating income	26,646	21,608	18,204
Average capital employed	153,100	155,138	146,636
ROACE	17.4%	13.9%	12.4%

E.    Annual 2026 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.3 B$	+/- 2.8 B$
European gas price – TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 1 $/b	+/- 0.3 B$	+/- 0.4 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2026. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In a 60-70 $/b Brent environment.

F.    OUTLOOK

At the beginning of the fourth quarter, oil prices remain above $100/b, reflecting lasting tensions in the Middle East. In petroleum products markets, the situation is highly volatile, impacted by supply disruptions from the Gulf and global inventories at their lowest levels.

Forward European gas prices remain on a bull trend in anticipation of the winter demand given the ongoing conflict in the Middle East. With the evolution of oil and gas prices in recent months and the lag effect on pricing formulas, TotalEnergies anticipates an increasing average LNG selling price of above $14/Mbtu for the fourth quarter of 2026.

Excluding the impact of the conflict in the Middle East, fourth-quarter production is expected to grow by more than 3% compared to fourth quarter 2025, in line with the annual growth guidance. The impact of the conflict on production is currently decreasing compared to the third quarter and represents less than 5% of the Company’s total production, primarily related to limited exports of LNG volumes via the Strait of Hormuz.

Refinery throughput volumes are expected to be broadly comparable to those of the third quarter, benefiting from the return-to-normal operations at the SATORP platform in Saudi Arabia, and despite a turnaround of the Normandy platform of 20 days.

The Company confirms its planned investments for the year, for a net amount of around $15 billion over 2026, in line with the annual guidance.

3 ROACE is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies and expectations regarding returns to stockholders, including with respect to future dividends and share buybacks, and (ii) oil and gas price predictions (including LNG), estimated production growth, expected utilization rates, anticipated cash flow contribution and capacity from net investments. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies SE, including with respect to climate change and carbon neutrality. An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies.

These forward-looking statements may be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “estimates”, “considers”, “plans”, “expects”, “thinks”, “targets”, “has an ambition to”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of publication of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the outlook, objectives, goals or ambitions announced will be achieved. They are uncertain and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, changes in the demand and price of petroleum products, changes in production levels and estimates of reserves, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, pandemics and other risk factors described in the Corporation’s regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the SEC and its other reports filed or furnished with the SEC. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Future interim or final annual dividend payments beyond the interim dividend payable on April 2nd, 2027 (or April 20th, 2027 for holders on the U.S. register) have not yet been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board.

Readers are cautioned not to consider forward-looking statements as certain, but as an expression of the Corporation’s views only as of the date this document is published.

TotalEnergies SE and its subsidiaries undertake no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statements, objectives or trends contained in this document. In addition, the Corporation has not verified and is under no obligation to verify any data or information provided by or sourced from third parties contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. Readers are advised to verify them independently before relying on them. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the SEC.

Additionally, the developments of climate change and other environmental or social issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social issues, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes or under applicable securities law.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + Integrated LNG)

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Combined liquids and gas production by region (kboe/d)	9M26	9M25	9M26 vs 9M25
517	517	-	515	Europe	535	536	-
408	414	-1%	433	Africa	418	427	-2%
776	671	+16%	864	Middle East and North Africa	741	854	-13%
512	513	-	476	Americas	504	446	+13%
261	280	-7%	220	Asia-Pacific	276	260	+6%
2,474	2,395	+3%	2,508	Total production	2,474	2,523	-2%
383	375	+2%	361	includes equity affiliates	371	375	-1%

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Liquids production by region (kb/d)	9M26	9M25	9M26 vs 9M25
208	202	+3%	204	Europe	206	207	-1%
294	286	+3%	317	Africa	293	312	-6%
637	537	+19%	696	Middle East and North Africa	597	684	-13%
277	283	-2%	249	Americas	273	223	+22%
94	102	-8%	87	Asia-Pacific	98	99	-
1,510	1,410	+7%	1,553	Total production	1,467	1,525	-4%
167	120	+39%	161	includes equity affiliates	140	161	-13%

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Gas production by region (Mcf/d)	9M26	9M25	9M26 vs 9M25
1,654	1,693	-2%	1,675	Europe	1,764	1,771	-
574	656	-13%	588	Africa	633	578	+10%
761	736	+3%	928	Middle East and North Africa	793	940	-16%
1,310	1,275	+3%	1,260	Americas	1,282	1,237	+4%
910	970	-6%	731	Asia-Pacific	972	883	+10%
5,209	5,330	-2%	5,182	Total production	5,444	5,409	+1%
1,150	1,374	-16%	1,120	includes equity affiliates	1,248	1,176	+6%

Downstream (Refining & Chemicals and Marketing & Services)

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Petroleum product sales by region (kb/d)	9M26	9M25	9M26 vs 9M25
1,731	1,704	+2%	1,839	Europe	1,748	1,806	-3%
478	445	+7%	566	Africa	485	600	-19%
1,033	1,141	-9%	978	Americas	1,110	1,036	+7%
730	721	+1%	1,128	Rest of world	816	976	-16%
3,972	4,011	-1%	4,510	Total consolidated sales	4,159	4,418	-6%
365	343	+6%	354	Includes bulk sales	356	359	-1%
2,389	2,455	-3%	2,887	Includes trading	2,582	2,773	-7%

3Q26	2Q26	3Q26 vs 2Q26	3Q25	Petrochemicals production* (kt)	9M26	9M25	9M26 vs 9M25
1,045	1,030	+1%	976	Europe	3,063	2,792	+10%
791	734	+8%	773	Americas	2,201	2,217	-1%
482	501	-4%	751	Middle East and Asia	1,660	2,205	-25%

*	Olefins, polymers.

INTEGRATED POWER

Net power production

	3Q26						2Q26
Net power production (TWh)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.3	0.2	0.0	1.5	0.0	2.0	0.3	0.2	0.0	0.6	0.0	1.2
Rest of Europe	0.2	0.4	0.2	4.5	0.5	5.9	0.2	0.4	0.2	2.7	0.4	3.9
Africa	0.0	-	-	-	0.1	0.2	0.0	-	-	-	0.1	0.1
Middle East	0.4	-	-	0.4	-	0.8	0.4	-	-	0.3	-	0.7
North America	1.5	0.5	-	1.9	-	3.9	1.3	0.6	-	1.4	-	3.4
South America	0.2	1.2	-	-	-	1.4	0.1	1.0	-	-	-	1.1
India	2.4	0.7	-	-	-	3.1	3.1	0.7	-	-	-	3.8
Asia-Pacific	0.5	0.0	0.1	-	-	0.6	0.4	0.0	0.1	-	-	0.5
Total	5.5	3.1	0.3	8.3	0.7	17.9	5.9	2.9	0.3	5.2	0.5	14.8

Installed power generation net capacity

		3Q26						2Q26
Installed power generation net capacity (GW) (1)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.8	0.6	0.0	2.7	0.2	4.3	0.8	0.6	0.0	2.7	0.2	4.3
Rest of Europe	0.7	1.1	0.3	7.4	0.4	9.9	0.8	1.1	0.3	7.3	0.4	9.8
Africa	0.1	-	-	-	0.1	0.2	0.1	-	-	-	0.1	0.2
Middle East	0.6	-	-	0.3	-	1.0	0.6	-	-	0.3	-	1.0
North America	3.1	0.9	-	1.9	0.5	6.4	3.1	0.9	-	2.0	0.5	6.5
South America	1.0	1.2	-	-	-	2.2	0.9	1.2	-	-	-	2.1
India	7.3	0.7	-	-	0.4	8.4	7.2	0.7	-	-	0.3	8.1
Asia-Pacific	1.2	0.0	0.2	-	-	1.4	1.2	0.0	0.2	-	-	1.4
Total	14.9	4.4	0.5	12.3	1.7	33.8	14.8	4.4	0.5	12.2	1.5	33.4

(1)	End-of-period data.

Power generation gross capacity from renewables

	3Q26					2Q26
Installed power generation gross capacity from renewables (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	1.4	0.9	0.0	0.3	2.6	1.4	0.9	0.0	0.2	2.5
Rest of Europe	0.9	1.8	1.1	0.5	4.4	0.9	1.8	1.1	0.5	4.4
Africa	0.4	0.0	0.0	0.4	0.7	0.4	0.0	0.0	0.4	0.7
Middle East	1.6	0.0	0.0	0.0	1.6	1.6	0.0	0.0	0.0	1.6
North America	7.8	2.3	0.0	1.2	11.3	7.8	2.3	0.0	1.2	11.3
South America	1.2	1.9	0.0	0.0	3.1	1.2	1.9	0.0	0.0	3.0
India	10.4	0.7	0.0	0.4	11.5	10.3	0.7	0.0	0.3	11.2
Asia-Pacific	1.9	0.0	0.6	0.0	2.6	1.9	0.0	0.6	0.0	2.6
Total	25.6	7.7	1.8	2.8	37.9	25.4	7.6	1.8	2.5	37.4

	3Q26					2Q26
Power generation gross capacity from renewables in construction (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.1	0.1	0.0	0.0	0.3	0.1	0.1	0.0	0.0	0.3
Rest of Europe	0.7	0.1	0.8	0.8	2.4	0.7	0.1	0.8	0.7	2.3
Africa	0.2	0.2	0.0	0.0	0.3	0.2	0.2	0.0	0.0	0.3
Middle East	1.3	0.2	0.0	0.0	1.5	1.3	0.2	0.0	0.0	1.5
North America	1.8	0.4	0.0	0.3	2.5	1.8	0.4	0.0	0.3	2.5
South America	0.7	0.7	0.0	0.3	1.7	0.7	0.8	0.0	0.3	1.7
India	0.7	0.0	0.0	0.0	0.7	0.3	0.0	0.0	0.0	0.3
Asia-Pacific	0.6	0.0	0.0	0.0	0.6	0.5	0.0	0.0	0.0	0.5
Total	6.1	1.8	0.8	1.4	10.0	5.6	1.8	0.8	1.3	9.6

	3Q26					2Q26
Power generation gross capacity from renewables in development (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.7	0.4	1.5	0.3	2.9	0.9	0.5	1.5	0.0	2.8
Rest of Europe	3.7	2.0	13.9	4.3	23.7	3.7	1.9	14.3	4.3	24.3
Africa	1.1	0.6	0.0	0.0	1.7	1.1	0.5	0.0	0.0	1.6
Middle East	0.8	0.0	0.0	0.0	0.8	0.8	0.0	0.0	0.0	0.8
North America	11.4	3.4	0.0	4.4	19.0	10.8	3.1	0.0	4.9	18.8
South America	0.6	1.0	0.0	0.0	1.7	0.7	1.0	0.0	0.0	1.8
India	1.0	0.0	0.0	0.0	1.0	1.4	0.0	0.0	0.0	1.4
Asia-Pacific	2.5	1.1	2.6	1.1	7.3	2.6	1.1	2.6	1.1	7.3
Total	21.6	8.6	18.0	10.0	58.0	21.9	8.1	18.4	10.4	58.8
(1)	End-of-period data.
(2)	Includes 17.25% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

3Q26	2Q26	3Q25	In millions of dollars	9M26	9M25
8,263	5,438	3,683	Net income (TotalEnergies share)	19,511	10,221
(2,320)	(268)	(93)	Special items affecting net income (TotalEnergies share)	(3,619)	(541)
(114)	(17)	284	Gain (loss) on asset sales	121	284
-	(30)	(7)	Restructuring charges	(52)	(7)
(1,945)	-	(286)	Impairments	(3,093)	(495)
(261)	(221)	(84)	Other	(595)	(323)
1,227	(290)	(32)	After-tax inventory effect : FIFO vs. replacement cost	2,444	(378)
259	(31)	(172)	Effect of changes in fair value	168	(610)
(834)	(589)	(297)	Total adjustments affecting net income	(1,007)	(1,529)
9,097	6,027	3,980	Adjusted net income (TotalEnergies share)	20,518	11,750

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
8,263	5,438	+52%	3,683	Net income (TotalEnergies share)	19,511	10,221	+91%
834	589	+42%	297	Less: adjustment items to net income (TotalEnergies share)	1,007	1,529	-34%
9,097	6,027	+51%	3,980	Adjusted net income (TotalEnergies share)	20,518	11,750	+75%
				Adjusted items
67	45	+49%	80	Add: non-controlling interests	190	210	-10%
4,741	3,365	+41%	2,281	Add: income taxes	11,430	7,314	+56%
3,233	3,075	+5%	3,277	Add: depreciation, depletion and impairment of tangible assets and mineral interests	9,405	9,381	-
116	95	+22%	104	Add: amortization and impairment of intangible assets	301	283	+6%
821	817	-	808	Add: financial interest on debt	2,429	2,349	+3%
(266)	(245)	ns	(235)	Less: financial income and expense from cash & cash equivalents	(733)	(798)	ns
17,809	13,179	+35%	10,295	Adjusted EBITDA	43,540	30,489	+43%

RECONCILIATION OF REVENUES FROM SALES TO ADJUSTED EBITDA AND NET INCOME (TOTALENERGIES SHARE)

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
				Adjusted items
61,622	57,334	+7%	43,844	Revenues from sales	168,472	136,419	+23%
(37,008)	(37,734)	ns	(26,940)	Purchases, net of inventory variation	(103,861)	(86,036)	ns
(8,160)	(7,954)	ns	(7,555)	Other operating expenses	(24,677)	(22,685)	ns
(134)	(95)	ns	(64)	Exploration costs	(362)	(242)	ns
146	338	-57%	303	Other income	669	1,094	-39%
(222)	(164)	ns	(101)	Other expense, excluding amortization and impairment of intangible assets	(500)	(550)	ns
391	482	-19%	324	Other financial income	1,167	1,040	+12%
(184)	(184)	ns	(208)	Other financial expense	(591)	(660)	ns
1,358	1,156	+17%	692	Net income (loss) from equity affiliates	3,223	2,109	+53%
17,809	13,179	+35%	10,295	Adjusted EBITDA	43,540	30,489	+43%
				Adjusted items
(3,233)	(3,075)	ns	(3,277)	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(9,405)	(9,381)	ns
(116)	(95)	ns	(104)	Less: amortization of intangible assets	(301)	(283)	ns
(821)	(817)	ns	(808)	Less: financial interest on debt	(2,429)	(2,349)	ns
266	245	+9%	235	Add: financial income and expense from cash & cash equivalents	733	798	-8%
(4,741)	(3,365)	ns	(2,281)	Less: income taxes	(11,430)	(7,314)	ns
(67)	(45)	ns	(80)	Less: non-controlling interests	(190)	(210)	ns
(834)	(589)	ns	(297)	Add: adjustment - TotalEnergies share	(1,007)	(1,529)	ns
8,263	5,438	+52%	3,683	Net income - TotalEnergies share	19,511	10,221	+91%

INVESTMENTS – DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: (TOTALENERGIES SHARE)

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
4,962	3,276	+51%	3,203	Cash flow used in investing activities (a)*	12,550	14,697	-15%
(1,815)	-	ns	-	Other transactions with non-controlling interests (b)	(1,815)	-	ns
14	57	-75%	45	Organic loan repayment from equity affiliates (c)	120	105	+14%
-	50	-100%	(242)	Change in debt from renewable projects financing (d) **	64	(463)	ns
88	63	+40%	84	Capex linked to capitalized leasing contracts (e)	226	282	-20%
30	1	x30	2	Expenditures related to carbon credits (f)	59	24	x2.5
3,279	3,447	-5%	3,092	Net investments (a + b + c + d + e + f = g - i + h)	11,204	14,645	-23%
(1,510)	(1,247)	ns	(381)	of which acquisitions net of assets sales (g-i)	(2,929)	1,851	ns
240	141	+70%	474	Acquisitions (g)	773	3,416	-77%
1,750	1,388	+26%	855	Asset sales (i)	3,702	1,565	x2.4
-	68	-100%	121	Change in debt from renewable projects (partner share)	50	188	-73%
4,789	4,694	+2%	3,473	of which organic investments (h)	14,133	12,794	+10%
137	88	+55%	74	Capitalized exploration	299	222	+34%
413	452	-9%	408	Increase in non-current loans	1,166	1,401	-17%
(202)	(1,017)	ns	(449)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1,495)	(808)	ns
-	118	-100%	(121)	Change in debt from renewable projects (TotalEnergies share)	114	(275)	ns
*	Cash flows used in investing activities do not include increases in property, plant and equipment arising from Apache’s carry arrangement on the GranMorgu project in offshore Block 58 in Suriname, which resulted in specific supplier financing recognised as financial debt. These increases amounted to $153 million in the second quarter of 2026, $207 million in the third quarter of 2026 and $578 million in the first nine months of 2026. Payments to these suppliers are classified as financing cash flows.
**	Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: EXPLORATION & PRODUCTION

3Q26	2Q26	3Q25	3Q26 vs 3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
3,147	1,822	1,787	76%	Cash flow used in investing activities (a) *	7,367	7,582	-3%
(647)	–	–	ns	Other transactions with non-controlling interests (b)	(647)	–	ns
–	–	–	ns	Organic loan repayment from equity affiliates (c)	–	–	ns
–	–	–	ns	Change in debt from renewable projects financing (d) **	–	–	ns
70	60	80	-13%	Capex linked to capitalized leasing contracts (e)	201	278	-28%
30	1	2	x15	Expenditures related to carbon credits (f)	59	24	x2.5
2,600	1,883	1,869	39%	Net investments (a + b + c + d + e + f = g - i + h)	6,980	7,884	-11%
(321)	(348)	(53)	ns	of which acquisitions net of assets sales (g-i)	(896)	225	ns
197	105	522	-62%	Acquisitions (g)	524	1,160	-55%
518	453	575	-10%	Asset sales (i)	1,420	935	52%
–	–	–	ns	Change in debt from renewable projects (partner share)	–	–	ns
2,921	2,231	1,922	52%	of which organic investments (h)	7,876	7,659	3%
111	64	70	58%	Capitalized exploration	244	209	17%
42	17	38	11%	Increase in non-current loans	111	162	-31%
(8)	(7)	(47)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(28)	(125)	ns
–	–	–	ns	Change in debt from renewable projects (TotalEnergies share)	–	–	ns
*	Cash flows used in investing activities do not include increases in property, plant and equipment arising from Apache’s carry arrangement on the GranMorgu project in offshore Block 58 in Suriname, which resulted in specific supplier financing recognised as financial debt. These increases amounted to $153 million in the second quarter of 2026, $207 million in the third quarter of 2026 and $578 million in the first nine months of 2026. Payments to these suppliers are classified as financing cash flows.
**	Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED LNG

3Q26	2Q26	3Q25	3Q26 vs 3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
327	910	146	x2.2	Cash flow used in investing activities ( a )	1,735	1,890	-8%
(1,168)	–	–	ns	Other transactions with non-controlling interests ( b )	(1,168)	–	ns
3	–	46	-93%	Organic loan repayment from equity affiliates ( c )	4	47	-91%
–	–	–	ns	Change in debt from renewable projects financing ( d ) *	–	–	ns
4	2	4	ns	Capex linked to capitalized leasing contracts ( e )	9	4	x2.3
–	–	–	ns	Expenditures related to carbon credits ( f )	–	–	ns
(834)	912	196	ns	Net investments ( a + b + c + d + e + f = g - i + h )	580	1,941	-70%
(1,162)	4	(134)	ns	of which net acquisitions ( g - i )	(1,066)	116	ns
6	7	(60)	ns	Acquisitions ( g )	105	194	-46%
1,168	3	74	x15.8	Assets sales ( i )	1,171	78	x15
–	–	–	ns	Change in debt (partner share) and capital gain from renewable project sales	–	–	ns
328	908	330	-1%	Of which organic investments ( h )	1,646	1,825	-10%
26	24	4	x6.5	Capitalized exploration	55	13	x4.2
49	71	174	-72%	Increase in non-current loans	189	543	-65%
(29)	39	(345)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(140)	(375)	ns
–	–	–	ns	Change in debt from renewable projects (TotalEnergies share)	–	–	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED POWER

3Q26	2Q26	3Q25	3Q26 vs 3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
1,100	63	692	59%	Cash flow used in investing activities (a)	1,846	3,726	-50%
–	–	–	ns	Other transactions with non-controlling interests (b)	–	–	ns
11	57	(1)	ns	Organic loan repayment from equity affiliates (c)	116	58	100%
–	50	(242)	ns	Change in debt from renewable projects financing (d) *	64	(463)	ns
(1)	1	–	ns	Capex linked to capitalized leasing contracts (e)	1	–	ns
–	–	–	ns	Expenditures related to carbon credits (f)	–	–	ns
1,110	171	449	x2.5	Net investments (a + b + c + d + e + f = g - i + h)	2,027	3,321	-39%
(25)	(749)	(147)	ns	of which acquisitions net of assets sales (g-i)	(851)	1,658	ns
35	26	12	x2.9	Acquisitions (g)	64	2,048	-97%
60	775	159	-62%	Asset sales (i)	915	390	x2.3
–	68	121	-100%	Change in debt from renewable projects (partner share)	50	188	-73%
1,135	920	596	90%	of which organic investments (h)	2,878	1,663	73%
–	–	–	ns	Capitalized exploration	–	–	ns
250	320	162	54%	Increase in non-current loans	671	580	16%
(15)	(1,014)	(43)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(1,101)	(226)	ns
–	118	(121)	ns	Change in debt from renewable projects (TotalEnergies share)	114	(275)	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: REFINING & CHEMICALS

3Q26	2Q26	3Q25	3Q26 vs 3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
149	365	385	-61%	Cash flow used in investing activities (a)	1,107	930	19%
–	–	–	ns	Other transactions with non-controlling interests (b)	–	–	ns
–	–	–	ns	Organic loan repayment from equity affiliates (c)	–	–	ns
–	–	–	ns	Change in debt from renewable projects financing (d) *	–	–	ns
–	–	–	ns	Capex linked to capitalized leasing contracts (e)	–	–	ns
–	–	–	ns	Expenditures related to carbon credits (f)	–	–	ns
149	365	385	-61%	Net investments (a + b + c + d + e + f = g - i + h)	1,107	930	19%
(1)	(1)	(2)	ns	of which acquisitions net of assets sales (g-i)	73	(26)	ns
1	–	–	ns	Acquisitions (g)	76	11	x6.9
2	1	2	ns	Asset sales (i)	3	37	-92%
–	–	–	ns	Change in debt from renewable projects (partner share)	–	–	ns
150	366	387	-61%	of which organic investments (h)	1,034	956	8%
–	–	–	ns	Capitalized exploration	–	–	ns
30	32	16	88%	Increase in non-current loans	131	43	x3
(127)	(19)	(15)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(169)	(28)	ns
–	–	–	ns	Change in debt from renewable projects (TotalEnergies share)	–	–	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: MARKETING & SERVICES

3Q26	2Q26	3Q25	3Q26 vs 3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
166	19	160	4%	Cash flow used in investing activities (a)	285	431	-34%
–	–	–	ns	Other transactions with non-controlling interests (b)	–	–	ns
–	–	–	ns	Organic loan repayment from equity affiliates (c)	–	–	ns
–	–	–	ns	Change in debt from renewable projects financing (d) *	–	–	ns
–	–	–	ns	Capex linked to capitalized leasing contracts (e)	–	–	ns
–	–	–	ns	Expenditures related to carbon credits (f)	–	–	ns
166	19	160	4%	Net investments (a + b + c + d + e + f = g - i + h)	285	431	-34%
(3)	(155)	(43)	ns	of which acquisitions net of assets sales (g-i)	(194)	(121)	ns
–	–	–	ns	Acquisitions (g)	–	3	-100%
3	155	43	-93%	Asset sales (i)	194	124	56%
–	–	–	ns	Change in debt from renewable projects (partner share)	–	–	ns
169	174	203	-17%	of which organic investments (h)	479	552	-13%
–	–	–	ns	Capitalized exploration	–	–	ns
13	11	18	-28%	Increase in non-current loans	34	62	-45%
(10)	(20)	1	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(43)	(38)	ns
–	–	–	ns	Change in debt from renewable projects (TotalEnergies share)		-

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW (TOTALENERGIES SHARE)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

3Q26	2Q26	3Q26 vs 2Q26	3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
15,390	10,858	+42%	8,349	Cash flow from operating activities (a)	29,609	16,872	+75%
1,593	1,667	-4%	1,382	(Increase) decrease in working capital (b) *	(3,733)	(3,180)	ns
1,556	(506)	ns	(55)	Inventory effect (c)	2,899	(434)	ns
0	50	-100%	(6)	Capital gain from renewable project sales (d)	72	80	-10%
14	57	-75%	45	Organic loan repayments from equity affiliates (e)	120	105	+14%
12,255	9,804	+25%	7,061	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	30,635	20,671	+48%
(379)	(384)	ns	(382)	Financial charges	(1,166)	(992)	ns
12,634	10,188	+24%	7,443	Debt Adjusted Cash Flow (DACF)	31,801	21,663	+47%

4,789	4,694	+2%	3,473	Organic investments (g)	14,133	12,794	+10%
7,466	5,110	+46%	3,588	Cash flow after organic investments (f - g)	16,502	7,877	x2.1

3,279	3,447	-5%	3,092	Net investments (h)	11,204	14,645	-23%
8,976	6,357	+41%	3,969	Net cash flow (f - h)	19,431	6,026	x3.2

*             Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

CASH FLOW BY SEGMENT

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Exploration & Production

3Q26	2Q26	3Q25	3Q26 vs 3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
4,905	5,546	4,187	17%	Cash flow from operating activities (a)	13,420	11,128	21%
(484)	(231)	203	ns	(Increase) decrease in working capital (b)	(2,310)	(907)	ns
–	-	-	ns	Inventory effect (c)	–	-	ns
–	-	-	ns	Capital gain from renewable project sales (d)	–	-	ns
–	-	-	ns	Organic loan repayments from equity affiliates (e)	–	-	ns
5,389	5,777	3,984	35%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	15,730	12,035	31%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated LNG

3Q26	2Q26	3Q25	3Q26 vs 3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
1,213	2,137	789	54%	Cash flow from operating activities (a)	2,230	3,071	-27%
(508)	1,304	(299)	ns	(Increase) decrease in working capital (b) *	(2,108)	(424)	ns
–	–	–	ns	Inventory effect (c)	–	–	ns
–	–	–	ns	Capital gain from renewable project sales (d)	–	–	ns
3	–	46	-93%	Organic loan repayments from equity affiliates (e)	4	47	-91%
1,724	833	1,134	52%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	4,342	3,542	23%

*            Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated Power

3Q26	2Q26	3Q25	3Q26 vs 3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
1,636	(239)	674	x2.4	Cash flow from operating activities (a)	1,252	1,074	17%
873	(853)	56	x15.6	(Increase) decrease in working capital (b) *	(629)	(558)	ns
–	-	-	ns	Inventory effect (c)	–	–	ns
–	50	(6)	ns	Capital gain from renewable project sales (d)	72	80	-10%
11	57	(1)	ns	Organic loan repayments from equity affiliates (e)	116	58	100%
774	721	611	27%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,069	1,770	17%

*            Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Refining & Chemicals

3Q26	2Q26	3Q25	3Q26 vs 3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
6,290	3,565	2,839	x2.2	Cash flow from operating activities (a)	11,419	1,743	x6.6
1,250	1,929	1,900	-34%	(Increase) decrease in working capital (b)	1,678	(281)	ns
1,097	(394)	(76)	ns	Inventory effect (c)	2,052	(396)	ns
–	–	–	ns	Capital gain from renewable project sales (d)	–	–	ns
–	–	–	ns	Organic loan repayments from equity affiliates (e)	–	–	ns
3,943	2,030	1,015	x3.9	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	7,689	2,420	x3.2

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Marketing & Services

3Q26	2Q26	3Q25	3Q26 vs 3Q25	In millions of dollars	9M26	9M25	9M26 vs 9M25
1,622	549	287	x5.7	Cash flow from operating activities (a)	3,239	1,483	x2.2
484	(186)	(372)	ns	(Increase) decrease in working capital (b)	446	(312)	ns
459	(112)	21	x21.9	Inventory effect (c)	847	(38)	ns
–	–	–	ns	Capital gain from renewable project sales (d)	–	–	ns
–	–	–	ns	Organic loan repayments from equity affiliates (e)	–	–	ns
679	847	638	6%	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,946	1,833	6%

GEARING RATIO

In millions of dollars	09/30/2026	06/30/2026	09/30/2025
Current borrowings *	11,966	11,229	11,830
Other current financial liabilities	180	209	568
Current financial assets *, **	(3,327)	(3,720)	(4,607)
Net financial assets classified as held for sale *	731	114	49
Non-current financial debt *	40,960	41,157	41,296
Non-current financial assets *	(2,510)	(1,601)	(1,168)
Cash and cash equivalents	(34,208)	(27,678)	(23,415)
Net debt (a)	13,792	19,710	24,553

Shareholders’ equity - TotalEnergies share	132,698	128,408	115,281
Non-controlling interests	4,268	2,545	2,384
Shareholders' equity (b)	136,966	130,953	117,665

Gearing = a / (a+b)	9.1%	13.1%	17.3%

Leases (c)	8,773	8,904	8,827
Gearing including leases (a+c) / (a+b+c)	14.1%	17.9%	22.1%
*	Excludes leases receivables and leases debts.
**	Including initial margins held as part of the Company's activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)

Twelve months ended September 30, 2026

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company

Adjusted net operating income	10,769	4,932	2,244	8,001	1,570	26,646
Capital employed at 09/30/2025	66,102	43,872	26,960	7,123	7,565	149,974
Capital employed at 09/30/2026	69,581	51,030	29,648	3,087	4,671	156,226
ROACE	15.9%	10.4%	7.9%	156.7%	25.7%	17.4%

Payout1

In millions of dollars	9M26	9M25	2025
Dividend paid (parent company shareholders)	6,372	5,961	8,121
Repayment of treasury shares excluding fees and taxes	3,744	5,997	7,496

Payout ratio	33%	56%	55%

1 Payout is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

RECONCILIATION OF CAPITAL EMPLOYED (BALANCE SHEET) AND CALCULATION OF ROACE

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Inter- Company	Company
Adjusted net operating income 3rd quarter 2026	3,157	1,885	602	3,601	467	(95)	-	9,617
Adjusted net operating income 2nd quarter 2026	3,231	807	533	1,800	500	(276)	-	6,595
Adjusted net operating income 1st quarter 2026	2,576	1,318	545	1,599	262	(308)	-	5,992
Adjusted net operating income 4th quarter 2025	1,805	922	564	1,001	341	(191)	-	4,442
Adjusted net operating income (a)	10,769	4,932	2,244	8,001	1,570	(870)	-	26,646

Balance sheet as of September 30, 2026
Property plant and equipment intangible assets net	88,505	27,132	12,834	13,055	6,432	1,551	–	149,509
Investments & loans in equity affiliates	5,189	21,648	15,838	4,102	855	–	–	47,632
Other non-current assets	1,976	2,879	988	715	1,014	(668)	–	6,904
Inventories, net	1,736	2,458	583	17,556	4,554	–	–	26,887
Accounts receivable, net	6,840	9,890	3,736	28,533	9,876	1,337	(35,500)	24,712
Other current assets	8,569	28,170	7,605	5,959	3,946	3,095	(16,870)	40,474
Accounts payable	(6,372)	(10,374)	(5,298)	(46,961)	(12,760)	(982)	35,571	(47,176)
Other creditors and accrued liabilities	(12,989)	(26,484)	(6,852)	(13,490)	(7,222)	(7,136)	16,799	(57,374)
Working capital	(2,216)	3,660	(226)	(8,403)	(1,606)	(3,686)	–	(12,477)
Provisions and other non-current liabilities	(24,158)	(4,860)	(1,801)	(3,813)	(1,288)	1,012	–	(34,908)
Assets and liabilities classified as held for sale – Capital employed	285	571	2,015	–	–	–	–	2,871
Capital Employed (Balance sheet)	69,581	51,030	29,648	5,656	5,407	(1,791)	–	159,531
Less inventory valuation effect	–	–	–	(2,569)	(736)	–	–	(3,305)
Capital Employed at replacement cost (b)	69,581	51,030	29,648	3,087	4,671	(1,791)	–	156,226

Balance sheet as of September 30, 2025
Property plant and equipment intangible assets net	87,453	29,195	15,681	12,725	7,111	797	–	152,962
Investments & loans in equity affiliates	4,498	16,983	10,257	4,137	1,093	–	–	36,968
Other non-current assets	2,504	2,285	1,705	748	1,083	344	–	8,669
Inventories, net	1,674	1,076	596	10,196	3,516	–	–	17,058
Accounts receivable, net	5,533	5,828	4,045	17,547	8,328	1,300	(22,846)	19,735
Other current assets	7,020	7,252	5,567	2,251	2,889	2,600	(5,746)	21,833
Accounts payable	(6,668)	(6,661)	(6,309)	(30,876)	(9,472)	(901)	22,825	(38,062)
Other creditors and accrued liabilities	(11,225)	(7,587)	(4,810)	(5,175)	(5,546)	(6,690)	5,767	(35,266)
Working capital	(3,666)	(92)	(911)	(6,057)	(285)	(3,691)	–	(14,702)
Provisions and other non-current liabilities	(25,136)	(4,499)	(1,388)	(3,569)	(1,227)	902	–	(34,917)
Assets and liabilities classified as held for sale	449	–	1,616	–	–	–	–	2,065
Capital Employed (Balance sheet)	66,102	43,872	26,960	7,984	7,775	(1,648)	–	151,045
Less inventory valuation effect	–	–	–	(861)	(210)	–	–	(1,071)
Capital Employed at replacement cost (c)	66,102	43,872	26,960	7,123	7,565	(1,648)	–	149,974
ROACE as a percentage (a/average(b+c))	15.9%	10.4%	7.9%	156.7%	25.7%	–	–	17.4%

GLOSSARY

Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector).

Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities, (v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

Cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments.

Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements.

ESRS perimeter: the GHG emissions within the ESRS perimeter correspond to 100% of the emissions from operated sites, plus the equity share of emissions from non-operated and financially consolidated assets excluding equity affiliates.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Normalized Gearing is an indicator defined as the gearing excluding the impact of seasonal variations, notably on working capital.

Net cash flow is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary.

Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

Operated perimeter: activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners. For the operated perimeter, the indicators are reported 100%, regardless of the Company’s equity interest in the asset.

Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

Consolidated statement of income

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)(a)	2026	2026	2025
Sales	66,819	61,771	48,691
Excise taxes	(4,960)	(4,674)	(4,847)
Revenue from sales	61,859	57,097	43,844
Purchases, net of inventory variation	(35,205)	(38,308)	(27,191)
Other operating expenses	(8,719)	(8,038)	(7,591)
Exploration costs	(134)	(95)	(64)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,180)	(3,075)	(3,280)
Other income	146	330	778
Other expense	(403)	(279)	(528)
Financial interest on debt	(821)	(817)	(808)
Financial income and expense from cash & cash equivalents	266	245	265
Cost of net debt	(555)	(572)	(543)
Other financial income	391	482	366
Other financial expense	(184)	(184)	(208)
Net income (loss) from equity affiliates	427	1,271	602
Income taxes	(5,080)	(3,154)	(2,423)
Consolidated net income	8,363	5,475	3,762
TotalEnergies share	8,263	5,438	3,683
Non-controlling interests	100	37	79
Earning per share ($)	3.69	2.44	1.65
Diluted earnings per share ($)	3.66	2.41	1.64
(a) Except for per share amounts.

Consolidated statement of comprehensive income

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)	2026	2026	2025
Consolidated net income	8,363	5,475	3,762
Other comprehensive income
Actuarial gains and losses	–	21	(2)
Change in fair value of investments in equity instruments	(74)	(29)	(96)
Tax effect	25	(7)	19
Currency translation adjustment generated by the parent company	(311)	(857)	(2)
Items not potentially reclassifiable to profit and loss	(360)	(872)	(81)
Currency translation adjustment	125	573	(230)
Cash flow hedge	2,510	454	(346)
Variation of foreign currency basis spread	7	1	6
Share of other comprehensive income of equity affiliates, net amount	327	63	(112)
Other	1	2	5
Tax effect	(650)	(113)	81
Items potentially reclassifiable to profit and loss	2,320	980	(596)
Total other comprehensive income (net amount)	1,960	108	(677)
Comprehensive income	10,323	5,583	3,085
– TotalEnergies share	10,226	5,531	3,001
– Non-controlling interests	97	52	84

Consolidated statement of income

TotalEnergies

(unaudited)

(M$)(a)	9 months 2026	9 months 2025
Sales	182,753	150,572
Excise taxes	(14,281)	(14,153)
Revenue from sales	168,472	136,419
Purchases, net of inventory variation	(100,860)	(87,204)
Other operating expenses	(25,432)	(22,989)
Exploration costs	(362)	(242)
Depreciation, depletion and impairment of tangible assets and mineral interests	(10,461)	(9,536)
Other income	947	1,569
Other expenses	(1,907)	(1,106)
Financial interest on debt	(2,429)	(2,349)
Financial income and expenses from cash & cash equivalents	733	882
Cost of net debt	(1,696)	(1,467)
Other financial income	1,167	1,113
Other financial expense	(591)	(660)
Net income (loss) from equity affiliates	2,515	1,794
Income taxes	(12,022)	(7,262)
Consolidated net income	19,770	10,429
TotalEnergies share	19,511	10,221
Non-controlling interests	259	208
Earnings per share ($)	8.82	4.53
Diluted earnings per share ($)	8.73	4.49
(a) Except for per share amounts.

Consolidated statement of comprehensive income

TotalEnergies

(unaudited)

(M$)	9 months 2026	9 months 2025
Consolidated net income	19,770	10,429
Other comprehensive income
Actuarial gains and losses	22	14
Change in fair value of investments in equity instruments	9	(32)
Tax effect	(7)	–
Currency translation adjustment generated by the parent company	(2,960)	8,688
Items not potentially reclassifiable to profit and loss	(2,936)	8,670
Currency translation adjustment	2,602	(6,939)
Cash flow hedge	3,901	(1,014)
Variation of foreign currency basis spread	12	25
Share of other comprehensive income of equity affiliates, net amount	545	(386)
Other	4	12
Tax effect	(998)	237
Items potentially reclassifiable to profit and loss	6,066	(8,065)
Total other comprehensive income (net amount)	3,130	605
Comprehensive income	22,900	11,034
– TotalEnergies share	22,641	10,760
– Non-controlling interests	259	274

Consolidated balance sheet

TotalEnergies

	September 30, 2026	June 30, 2026	December 31, 2025	September 30, 2025
(M$)	(unaudited)	(unaudited)		(unaudited)
ASSETS
Non-current assets
Intangible assets, net	34,488	35,631	37,345	37,764
Property, plant and equipment, net	115,021	117,889	114,694	115,198
Equity affiliates: investments and loans	47,632	44,663	38,090	36,968
Other investments	1,977	2,099	1,914	2,046
Non-current financial assets	3,551	2,702	3,270	2,426
Deferred income taxes	2,111	2,939	3,358	3,633
Other non-current assets	2,816	2,573	2,915	2,990
Total non-current assets	207,596	208,496	201,586	201,025
Current assets
Inventories, net	26,887	21,373	16,663	17,058
Accounts receivables, net	24,712	21,184	18,559	19,735
Other current assets	40,474	28,976	20,437	21,833
Current financial assets	3,595	4,039	3,332	4,884
Cash and cash equivalents	34,208	27,678	26,202	23,415
Assets classified as held for sale	4,456	2,015	4,276	4,009
Total current assets	134,332	105,265	89,469	90,934
Total assets	341,928	313,761	291,055	291,959

LIABILITIES & SHAREHOLDERS' EQUITY
Shareholders' equity
Common shares	7,280	7,280	7,059	7,059
Paid-in surplus and retained earnings	146,280	139,898	125,860	125,073
Currency translation adjustment	(14,182)	(14,146)	(14,033)	(13,853)
Treasury shares	(6,680)	(4,624)	(4,003)	(2,998)
Total shareholders' equity - TotalEnergies share	132,698	128,408	114,883	115,281
Non-controlling interests	4,268	2,545	2,640	2,384
Total shareholders' equity	136,966	130,953	117,523	117,665
Non-current liabilities
Deferred income taxes	14,181	13,347	12,634	12,830
Employee benefits	2,006	1,996	2,018	1,991
Provisions and other non-current liabilities	18,721	18,734	17,322	20,096
Non-current financial debt	49,090	49,525	48,995	49,552
Total non-current liabilities	83,998	83,602	80,969	84,469
Current liabilities
Accounts payable	47,176	41,438	38,065	38,062
Other creditors and accrued liabilities	57,374	43,108	36,344	35,266
Current borrowings	13,901	13,183	12,038	13,820
Other current financial liabilities	180	209	388	568
Liabilities directly associated with the assets classified as held for sale	2,333	1,268	5,728	2,109
Total current liabilities	120,964	99,206	92,563	89,825
Total liabilities & shareholders' equity	341,928	313,761	291,055	291,959

Consolidated statement of cash flow

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)	2026	2026	2025
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	8,363	5,475	3,762
Depreciation, depletion, amortization and impairment	4,342	3,097	3,405
Non-current liabilities, valuation allowances and deferred taxes	1,166	599	272
(Gains) losses on disposals of assets	52	(266)	(603)
Undistributed affiliates' equity earnings	333	(65)	(195)
(Increase) decrease in working capital	921	1,663	1,600
Other changes, net	213	355	108
Cash flow from operating activities	15,390	10,858	8,349
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(4,449)	(4,232)	(3,812)
Acquisitions of subsidiaries, net of cash acquired	–	(6)	–
Investments in equity affiliates and other securities	(252)	(561)	(215)
Increase in non-current loans	(413)	(452)	(408)
Total expenditures	(5,114)	(5,251)	(4,435)
Proceeds from disposals of intangible assets and property, plant and equipment	(114)	500	613
Proceeds from disposals of subsidiaries, net of cash sold	10	135	133
Proceeds from disposals of non-current investments	40	266	(8)
Repayment of non-current loans	216	1,074	494
Total divestments	152	1,975	1,232
Cash flow used in investing activities	(4,962)	(3,276)	(3,203)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of shares:
– Parent company shareholders	(2)	363	–
– Treasury shares	(1,505)	(1,511)	(2,349)
Dividends paid:
– Parent company shareholders	(2,155)	(2,094)	(2,216)
– Non-controlling interests	(136)	(166)	(89)
Net issuance (repayment) of perpetual subordinated notes	–	–	–
Payments on perpetual subordinated notes	(22)	(40)	(26)
Other transactions with non-controlling interests	1,771	(37)	23
Net issuance (repayment) of non-current debt	62	84	3,682
Increase (decrease) in current borrowings	(2,033)	(1,994)	(1,962)
Increase (decrease) in current financial assets and liabilities	323	127	529
Cash flow / (used in) financing activities	(3,697)	(5,268)	(2,408)
Net increase (decrease) in cash and cash equivalents	6,731	2,314	2,738
Effect of exchange rates	(201)	(329)	253
Cash and cash equivalents at the beginning of the period	27,678	25,693	20,424
Cash and cash equivalents at the end of the period	34,208	27,678	23,415

Consolidated statement of cash flow

TotalEnergies

(unaudited)

(M$)	9 months 2026	9 months 2025
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	19,770	10,429
Depreciation, depletion, amortization and impairment	11,588	9,851
Non-current liabilities, valuation allowances and deferred taxes	2,356	608
(Gains) losses on disposals of assets	(534)	(913)
Undistributed affiliates' equity earnings	81	(720)
(Increase) decrease in working capital	(4,384)	(2,583)
Other changes, net	732	200
Cash flow from operating activities	29,609	16,872
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(13,302)	(12,800)
Acquisitions of subsidiaries, net of cash acquired	(85)	(1,859)
Investments in equity affiliates and other securities	(1,034)	(945)
Increase in non-current loans	(1,166)	(1,401)
Total expenditures	(15,587)	(17,005)
Proceeds from disposals of intangible assets and property, plant and equipment	567	983
Proceeds from disposals of subsidiaries, net of cash sold	542	404
Proceeds from disposals of non-current investments	313	8
Repayment of non-current loans	1,615	913
Total divestments	3,037	2,308
Cash flow used in investing activities	(12,550)	(14,697)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of shares:
– Parent company shareholders	361	492
– Treasury shares	(3,791)	(6,208)
Dividends paid:
– Parent company shareholders	(6,372)	(5,961)
– Non-controlling interests	(311)	(401)
Net issuance (repayment) of perpetual subordinated notes	1,751	(1,139)
Payments on perpetual subordinated notes	(216)	(181)
Other transactions with non-controlling interests	1,718	(28)
Net issuance (repayment) of non-current debt	3,730	7,370
Increase (decrease) in current borrowings	(5,310)	(2,168)
Increase (decrease) in current financial assets and liabilities	(19)	2,534
Cash flow / (used in) financing activities	(8,459)	(5,690)
Net increase (decrease) in cash and cash equivalents	8,600	(3,515)
Effect of exchange rates	(594)	1,086
Cash and cash equivalents at the beginning of the period	26,202	25,844
Cash and cash equivalents at the end of the period	34,208	23,415

Consolidated statement of changes in shareholders' equity

TotalEnergies

(unaudited)

	Common shares issued		Paid-in surplus	Currency	Treasury shares		Shareholders' equity -	Non-	Total
(M$)	Number	Amount	and retained earnings	translation adjustment	Number	Amount	TotalEnergies Share	controlling interests	shareholders' equity
As of January 1, 2025	2,397,679,661	7,577	135,496	(15,259)	(149,529,818)	(9,956)	117,858	2,397	120,255
Net income of the first nine months 2025	–	–	10,221	–	–	–	10,221	208	10,429
Other comprehensive income	–	–	(867)	1,406	–	–	539	66	605
Comprehensive income	–	–	9,354	1,406	–	–	10,760	274	11,034
Dividend	–	–	(6,103)	–	–	–	(6,103)	(267)	(6,370)
Issuance of common shares	11,149,053	30	462	–	–	–	492	–	492
Purchase of treasury shares	–	–	–	–	(99,060,045)	(6,520)	(6,520)	–	(6,520)
Sale of treasury shares(a)	–	–	(414)	–	6,218,249	414	–	–	–
Share-based payments	–	–	463	–	–	–	463	–	463
Share cancellation	(202,243,171)	(548)	(12,704)	–	202,243,171	13,064	(188)	–	(188)
Net issuance (repayment) of perpetual subordinated notes	–	–	(1,219)	–	–	–	(1,219)	–	(1,219)
Payments on perpetual subordinated notes	–	–	(238)	–	–	–	(238)	–	(238)
Other operations with non-controlling interests	–	–	(6)	–	–	–	(6)	(22)	(28)
Other items	–	–	(18)	–	–	–	(18)	2	(16)
As of September 30, 2025	2,206,585,543	7,059	125,073	(13,853)	(40,128,443)	(2,998)	115,281	2,384	117,665
Net income of the fourth quarter 2025	–	–	2,906	–	–	–	2,906	22	2,928
Other comprehensive income	–	–	(130)	(180)	–	–	(310)	11	(299)
Comprehensive income	–	–	2,776	(180)	–	–	2,596	33	2,629
Dividend	–	–	(2,032)	–	–	–	(2,032)	(81)	(2,113)
Issuance of common shares	–	–	–	–	–	–	–	–	–
Purchase of treasury shares	–	–	–	–	(23,577,249)	(1,006)	(1,006)	–	(1,006)
Sale of treasury shares(a)	–	–	–	–	3,163	–	–	–	–
Share-based payments	–	–	122	–	–	–	122	–	122
Share cancellation	–	–	–	–	–	–	–	–	–
Net issuance (repayment) of perpetual subordinated notes	–	–	–	–	–	–	–	–	–
Payments on perpetual subordinated notes	–	–	(82)	–	–	–	(82)	–	(82)
Other operations with non-controlling interests	–	–	5	–	–	–	5	308	313
Other items	–	–	(2)	–	–	1	(1)	(4)	(5)
As of December 31, 2025	2,206,585,543	7,059	125,860	(14,033)	(63,702,529)	(4,003)	114,883	2,640	117,523
Net income of the first nine months 2026	–	–	19,511	–	–	–	19,511	259	19,770
Other comprehensive income	–	–	3,279	(149)	–	–	3,130	–	3,130
Comprehensive income	–	–	22,790	(149)	–	–	22,641	259	22,900
Dividend	–	–	(6,814)	–	–	–	(6,814)	(311)	(7,125)
Issuance of common shares	100,985,040	295	6,090	–	–	–	6,385	–	6,385
Purchase of treasury shares	–	–	–	–	(43,827,303)	(4,710)	(4,710)	–	(4,710)
Sale of treasury shares(a)	–	–	(426)	–	6,640,933	426	–	–	–
Share-based payments	–	–	510	–	–	–	510	–	510
Share cancellation	(25,913,869)	(74)	(1,564)	–	25,913,869	1,607	(31)	–	(31)
Net issuance (repayment) of perpetual subordinated notes	–	–	91	–	–	–	91	–	91
Payments on perpetual subordinated notes	–	–	(281)	–	–	–	(281)	–	(281)
Other operations with non-controlling interests	–	–	24	–	–	–	24	1,704	1,728
Other items	–	–	–	–	–	–	–	(24)	(24)
As of September 30, 2026	2,281,656,714	7,280	146,280	(14,182)	(74,975,030)	(6,680)	132,698	4,268	136,966

(a) Treasury shares related to the performance share grants.

Information by business segment

TotalEnergies

(unaudited)

3rd quarter 2026 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,644	3,470	4,221	30,778	26,693	13	–	66,819
Intersegment sales	10,528	1,934	1,985	11,409	228	33	(26,117)	–
Excise taxes	–	–	–	(188)	(4,772)	–	–	(4,960)
Revenues from sales	12,172	5,404	6,206	41,999	22,149	46	(26,117)	61,859
Operating expenses	(4,481)	(2,939)	(5,472)	(36,267)	(20,804)	(212)	26,117	(44,058)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,017)	(405)	(1,017)	(428)	(282)	(31)	–	(4,180)
Net income (loss) from equity affiliates and other items	229	610	199	(584)	(47)	(30)	–	377
Tax on net operating income	(2,873)	(648)	(136)	(1,306)	(328)	109	–	(5,182)
Adjustments(a)	(127)	137	(822)	(187)	221	(23)	–	(801)
Adjusted net operating income	3,157	1,885	602	3,601	467	(95)	–	9,617
Adjustments(a)								(801)
Net cost of net debt								(453)
Non-controlling interests								(100)
Net income - TotalEnergies share								8,263

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

3rd quarter 2026 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,026	359	1,186	278	180	85	–	5,114
Total divestments	(121)	32	86	129	14	12	–	152
Cash flow from operating activities	4,905	1,213	1,636	6,290	1,622	(276)	–	15,390

September 30, 2026 - Notes to the consolidated financial statements - 34

Information by business segment

TotalEnergies

(unaudited)

2nd quarter 2026 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,830	1,880	3,846	28,792	25,422	1	–	61,771
Intersegment sales	9,221	2,258	1,511	11,058	260	41	(24,349)	–
Excise taxes	–	–	–	(164)	(4,510)	–	–	(4,674)
Revenues from sales	11,051	4,138	5,357	39,686	21,172	42	(24,349)	57,097
Operating expenses	(3,629)	(3,469)	(5,105)	(37,806)	(20,465)	(316)	24,349	(46,441)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,920)	(413)	(74)	(404)	(233)	(31)	–	(3,075)
Net income (loss) from equity affiliates and other items	292	767	302	204	86	(31)	–	1,620
Tax on net operating income	(2,570)	(167)	(36)	(259)	(183)	12	–	(3,203)
Adjustments(a)	(7)	49	(89)	(379)	(123)	(48)	–	(597)
Adjusted net operating income	3,231	807	533	1,800	500	(276)	–	6,595
Adjustments(a)								(597)
Net cost of net debt								(523)
Non-controlling interests								(37)
Net income - TotalEnergies share								5,438
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

2nd quarter 2026 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,282	874	1,419	385	197	94	–	5,251
Total divestments	460	(36)	1,356	20	178	(3)	–	1,975
Cash flow from operating activities	5,546	2,137	(239)	3,565	549	(700)	–	10,858

September 30, 2026 - Notes to the consolidated financial statements - 35

Information by business segment

TotalEnergies

(unaudited)

3rd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,392	1,995	3,955	21,205	20,138	6	–	48,691
Intersegment sales	8,892	1,587	434	7,122	234	38	(18,307)	–
Excise taxes	–	–	–	(201)	(4,646)	–	–	(4,847)
Revenues from sales	10,284	3,582	4,389	28,126	15,726	44	(18,307)	43,844
Operating expenses	(4,200)	(2,880)	(3,863)	(27,069)	(14,916)	(225)	18,307	(34,846)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,145)	(376)	(103)	(380)	(243)	(33)	–	(3,280)
Net income (loss) from equity affiliates and other items	522	492	(52)	75	(24)	(3)	–	1,010
Tax on net operating income	(2,055)	(97)	(110)	(143)	(177)	115	–	(2,467)
Adjustments(a)	237	(131)	(310)	(78)	(14)	(22)	–	(318)
Adjusted net operating income	2,169	852	571	687	380	(80)	–	4,579
Adjustments(a)								(318)
Net cost of net debt								(499)
Non-controlling interests								(79)
Net income - TotalEnergies share								3,683
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

3rd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,409	611	773	402	205	35	–	4,435
Total divestments	622	465	81	17	45	2	–	1,232
Cash flow from operating activities	4,187	789	674	2,839	287	(427)	–	8,349

September 30, 2026 - Notes to the consolidated financial statements - 36

Information by business segment

TotalEnergies

(unaudited)

9 months 2026 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,593	8,280	13,508	83,750	72,604	18	–	182,753
Intersegment sales	28,752	7,002	4,223	30,682	607	107	(71,373)	–
Excise taxes	–	–	–	(519)	(13,762)	–	–	(14,281)
Revenues from sales	33,345	15,282	17,731	113,913	59,449	125	(71,373)	168,472
Operating expenses	(11,399)	(10,560)	(16,287)	(102,743)	(56,262)	(776)	71,373	(126,654)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,902)	(1,239)	(1,254)	(1,235)	(745)	(86)	–	(10,461)
Net income (loss) from equity affiliates and other items	907	1,830	(312)	(155)	(81)	(58)	–	2,131
Tax on net operating income	(7,869)	(1,131)	(225)	(2,261)	(758)	22	–	(12,222)
Adjustments(a)	118	172	(2,027)	519	374	(94)	–	(938)
Adjusted net operating income	8,964	4,010	1,680	7,000	1,229	(679)	–	22,204
Adjustments(a)								(938)
Net cost of net debt								(1,496)
Non-controlling interests								(259)
Net income - TotalEnergies share								19,511
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

9 months 2026 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,168	1,882	3,506	1,279	529	223	–	15,587
Total divestments	801	147	1,660	172	244	13	–	3,037
Cash flow from operating activities	13,420	2,230	1,252	11,419	3,239	(1,951)	–	29,609

September 30, 2026 - Notes to the consolidated financial statements - 37

Information by business segment

TotalEnergies

(unaudited)

9 months 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,330	7,669	13,880	65,591	59,083	19	–	150,572
Intersegment sales	26,481	6,708	1,819	20,939	567	95	(56,609)	–
Excise taxes	–	–	–	(567)	(13,586)	–	–	(14,153)
Revenues from sales	30,811	14,377	15,699	85,963	46,064	114	(56,609)	136,419
Operating expenses	(12,577)	(11,468)	(14,527)	(83,712)	(44,041)	(719)	56,609	(110,435)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,073)	(1,164)	(286)	(1,239)	(684)	(90)	–	(9,536)
Net income (loss) from equity affiliates and other items	713	1,635	332	25	79	(74)	–	2,710
Tax on net operating income	(6,176)	(538)	(210)	(238)	(443)	246	–	(7,359)
Adjustments(a)	104	(345)	(643)	(578)	(57)	(67)	–	(1,586)
Adjusted net operating income	6,594	3,187	1,651	1,377	1,032	(456)	–	13,385
Adjustments(a)								(1,586)
Net cost of net debt								(1,370)
Non-controlling interests								(208)
Net income - TotalEnergies share								10,221
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

9 months 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,642	2,390	4,212	995	611	155	–	17,005
Total divestments	1,060	500	486	65	180	17	–	2,308
Cash flow from operating activities	11,128	3,071	1,074	1,743	1,483	(1,627)	–	16,872

September 30, 2026 - Notes to the consolidated financial statements - 38

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS 2026

(unaudited)

1.	Basis of preparation of the consolidated financial statements

The condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The condensed consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of September 30, 2026, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the condensed consolidated financial statements at September 30, 2026, are consistent with those used for the financial statements at December 31, 2025.

The preparation of financial statements in accordance with IFRS for the closing as of September 30, 2026 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by General Management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2025.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the General Management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

Significant accounting principles applicable in the future

The application of the standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Standards Interpretations Committee (IFRS IC) which were not yet in effect is expected to have a non material impact. Note that IFRS 18, published in April 2024 and applicable from January 1, 2027, will modify the presentation of the consolidated statement of income and the consolidated statement of cash flow.

2.	Changes in the Company structure

2.1	Main acquisitions and divestments

Exploration & Production

On March 30, 2026, TotalEnergies has completed the merger between NEO NEXT and TotalEnergies' UK Upstream Oil & Gas business.

The combined group is renamed NEO NEXT+ and is owned by TotalEnergies (47.5%), HitechVision (28.875%) and Repsol UK (23.625%) exercising joint control. Further to this transaction, NEO NEXT+ becomes the largest independent Oil and Gas producer on the UK Continental Shelf.

As of September 30, 2026, TotalEnergies' interest is accounted for using the equity method.

On September 16, 2026, TotalEnergies has completed a transaction with Global Infrastructure Partners (GIP), a part of BlackRock, relating to energy infrastructure assets in Africa. In exchange for a US$1.8 billion capital contribution, TotalEnergies will pay GIP a throughput-based tariff over a period of up to 15 years.

This transaction was treated as a sale of a non-controlling interest in the financial statements.

Integrated Power

On April 29, 2026, TotalEnergies has completed the acquisition agreed on November 16, 2025 of 50% of EPH’s flexible power generation platform in Western Europe. This transaction leads to the creation of TTEP, the 2nd largest flexgen player in Europe, which owns and operates, through its subsidiaries, flexible natural gas and biomass-based power plants and BESS assets across Italy, the United Kingdom, Ireland, the Netherlands and France, for a total capacity of 14 GW installed or in construction.

Pursuant to the powers delegated to it by the Shareholders’ Meeting of May 24, 2024, the TotalEnergies SE Board of Directors has approved the issuance of 95.4 million shares to EPH, representing approximately 4.2% of TotalEnergies’ share capital, for a total amount of €5,147.5 million, comprising €238.6 million of share capital and €4,908.9 million of share premium, based on an issue price of €53.94 per share.

As of September 30, 2026, TotalEnergies' interest in TTEP is accounted for using the equity method.

September 30, 2026 - Notes to the consolidated financial statements - 1

2.2	Major business combinations

TotalEnergies did not complete any significant business combination during the first nine months of 2026.

2.3	Major divestment projects

Exploration & Production

On July 17, 2024, TotalEnergies announced that its subsidiary TotalEnergies EP Nigeria had signed a sale and purchase agreement (SPA) with Chappal Energies for the sale of its 10% interest in the Renaissance JV (formerly “SPDC JV”) licenses in Nigeria, for which the conditions precedent to closing could not be met. On January 13, 2026, TotalEnergies EP Nigeria signed a new sale agreement with Vaaris. The closing of the operation occurred on October 26, 2026.

As of September 30, 2026, the assets and liabilities are respectively classified in the consolidated balance sheet as “Assets classified as held for sale” for an amount of $1,578 million and “Liabilities classified as held for sale” for an amount of $1,293 million. These assets mainly include tangible assets.

On September 7, 2026, TotalEnergies announced that Papua LNG has achieved contractual and commercial milestones, including the sale of a 9.1% interest (post back-in of Kumul Petroleum) in the project to its Papua LNG partners, in proportion to their existing participating interests. Operatorship of the project will be transferred to ExxonMobil, operator of PNG LNG. TotalEnergies will retain a 20% interest in the project, while maintaining its LNG offtake share of the project.

As of September 30, 2026, the assets and liabilities are respectively classified in the consolidated balance sheet as “Assets classified as held for sale” for an amount of $579 million and “Liabilities classified as held for sale” for an amount of $8 million. These assets mainly include tangible assets.

Integrated Power

On August 3, 2026, TotalEnergies announced the signing of an agreement with an insurance account managed by KKR for the sale of a 50% stake in a 1.2 GW onshore solar and wind asset portfolio in Europe.

The transaction covers a portfolio of assets in Germany, Spain, France and Poland. TotalEnergies will retain a 50% stake in the assets.

As of September 30, 2026, the assets and liabilities are respectively classified in the consolidated balance sheet as “Assets classified as held for sale” for an amount of $1,694 million and “Liabilities classified as held for sale” for an amount of $863 million. These assets mainly include tangible assets.

September 30, 2026 - Notes to the consolidated financial statements - 2

3.	Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

–	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, as well as carbon storage activities, conducted in about 50 countries;

–	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities), biogas and synthetic methane activities, gas trading, as well as, from January 1, 2026, the LNG bunkering activity previously reported within the Marketing & Services segment;

–	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

–	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil supply, trading and marine shipping, as well as hydrogen activities;

–	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

In addition the Corporate segment includes holdings operating and financial activities.

Definition of the indicators

Adjusted Net Operating Income

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

Adjustment items include:

a)	Special items

Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

b)	The inventory valuation effect

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-in, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors.

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost method.

c)	Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

September 30, 2026 - Notes to the consolidated financial statements - 3

3.1	Information by business segment

9 months 2026 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,593	8,280	13,508	83,750	72,604	18	–	182,753
Intersegment sales	28,752	7,002	4,223	30,682	607	107	(71,373)	–
Excise taxes	–	–	–	(519)	(13,762)	–	–	(14,281)
Revenues from sales	33,345	15,282	17,731	113,913	59,449	125	(71,373)	168,472
Operating expenses	(11,399)	(10,560)	(16,287)	(102,743)	(56,262)	(776)	71,373	(126,654)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,902)	(1,239)	(1,254)	(1,235)	(745)	(86)	–	(10,461)
Net income (loss) from equity affiliates and other items	907	1,830	(312)	(155)	(81)	(58)	–	2,131
Tax on net operating income	(7,869)	(1,131)	(225)	(2,261)	(758)	22	–	(12,222)
Adjustments(a)	118	172	(2,027)	519	374	(94)	–	(938)
Adjusted net operating income	8,964	4,010	1,680	7,000	1,229	(679)	–	22,204
Adjustments(a)								(938)
Net cost of net debt								(1,496)
Non-controlling interests								(259)
Net income - TotalEnergies share								19,511
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

9 months 2026 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,168	1,882	3,506	1,279	529	223	–	15,587
Total divestments	801	147	1,660	172	244	13	–	3,037
Cash flow from operating activities	13,420	2,230	1,252	11,419	3,239	(1,951)	–	29,609

September 30, 2026 - Notes to the consolidated financial statements - 4

9 months 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,330	7,669	13,880	65,591	59,083	19	–	150,572
Intersegment sales	26,481	6,708	1,819	20,939	567	95	(56,609)	–
Excise taxes	–	–	–	(567)	(13,586)	–	–	(14,153)
Revenues from sales	30,811	14,377	15,699	85,963	46,064	114	(56,609)	136,419
Operating expenses	(12,577)	(11,468)	(14,527)	(83,712)	(44,041)	(719)	56,609	(110,435)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,073)	(1,164)	(286)	(1,239)	(684)	(90)	–	(9,536)
Net income (loss) from equity affiliates and other items	713	1,635	332	25	79	(74)	–	2,710
Tax on net operating income	(6,176)	(538)	(210)	(238)	(443)	246	–	(7,359)
Adjustments(a)	104	(345)	(643)	(578)	(57)	(67)	–	(1,586)
Adjusted net operating income	6,594	3,187	1,651	1,377	1,032	(456)	–	13,385
Adjustments(a)								(1,586)
Net cost of net debt								(1,370)
Non-controlling interests								(208)
Net income - TotalEnergies share								10,221
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

9 months 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,642	2,390	4,212	995	611	155	–	17,005
Total divestments	1,060	500	486	65	180	17	–	2,308
Cash flow from operating activities	11,128	3,071	1,074	1,743	1,483	(1,627)	–	16,872

September 30, 2026 - Notes to the consolidated financial statements - 5

3rd quarter 2026 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,644	3,470	4,221	30,778	26,693	13	–	66,819
Intersegment sales	10,528	1,934	1,985	11,409	228	33	(26,117)	–
Excise taxes	–	–	–	(188)	(4,772)	–	–	(4,960)
Revenues from sales	12,172	5,404	6,206	41,999	22,149	46	(26,117)	61,859
Operating expenses	(4,481)	(2,939)	(5,472)	(36,267)	(20,804)	(212)	26,117	(44,058)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,017)	(405)	(1,017)	(428)	(282)	(31)	–	(4,180)
Net income (loss) from equity affiliates and other items	229	610	199	(584)	(47)	(30)	–	377
Tax on net operating income	(2,873)	(648)	(136)	(1,306)	(328)	109	–	(5,182)
Adjustments(a)	(127)	137	(822)	(187)	221	(23)	–	(801)
Adjusted net operating income	3,157	1,885	602	3,601	467	(95)	–	9,617
Adjustments(a)								(801)
Net cost of net debt								(453)
Non-controlling interests								(100)
Net income - TotalEnergies share								8,263
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

3rd quarter 2026 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,026	359	1,186	278	180	85	–	5,114
Total divestments	(121)	32	86	129	14	12	–	152
Cash flow from operating activities	4,905	1,213	1,636	6,290	1,622	(276)	–	15,390

September 30, 2026 - Notes to the consolidated financial statements - 6

3rd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,392	1,995	3,955	21,205	20,138	6	–	48,691
Intersegment sales	8,892	1,587	434	7,122	234	38	(18,307)	–
Excise taxes	–	–	–	(201)	(4,646)	–	–	(4,847)
Revenues from sales	10,284	3,582	4,389	28,126	15,726	44	(18,307)	43,844
Operating expenses	(4,200)	(2,880)	(3,863)	(27,069)	(14,916)	(225)	18,307	(34,846)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,145)	(376)	(103)	(380)	(243)	(33)	–	(3,280)
Net income (loss) from equity affiliates and other items	522	492	(52)	75	(24)	(3)	–	1,010
Tax on net operating income	(2,055)	(97)	(110)	(143)	(177)	115	–	(2,467)
Adjustments(a)	237	(131)	(310)	(78)	(14)	(22)	–	(318)
Adjusted net operating income	2,169	852	571	687	380	(80)	–	4,579
Adjustments(a)								(318)
Net cost of net debt								(499)
Non-controlling interests								(79)
Net income - TotalEnergies share								3,683
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the net operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the net operating income of Integrated Power segment.

3rd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,409	611	773	402	205	35	–	4,435
Total divestments	622	465	81	17	45	2	–	1,232
Cash flow from operating activities	4,187	789	674	2,839	287	(427)	–	8,349

September 30, 2026 - Notes to the consolidated financial statements - 7

3.2	Adjustment items

The main adjustment items for the first nine months of 2026 are the following:

–	An “Inventory valuation effect” amounting to $2,513 million in net operating income for the Refining & Chemicals and Marketing & Services segments;

–	An “Effect of changes in fair value” amounting to $168 million in net operating income for the Integrated LNG and Integrated Power segments;

–	"Asset impairment and provisions charges" of $(3,093) million in net operating income notably linked to the agreements with US federal authorities related to offshore wind leases, the strategic review of the renewables portfolio outside key focus markets, as well as impairments for the offshore wind activity in Germany for the Integrated Power segment and for the participation of TotalEnergies into Hanwha TotalEnergies Petrochemical Co. Ltd for the Refining & Chemicals segment;

–	"Gains on disposals of assets" for an amount of $121 million in net operating income mainly related to the creation of NEO NEXT+ in the UK.

The detail of the adjustment items is presented in the table below.

Adjustments to net operating income

3rd quarter 2026	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Total
(M$)
Inventory valuation effect	–	–	–	926	334	–	1,260
Effect of changes in fair value	–	137	122	–	–	–	259
Restructuring charges	–	–	–	–	–	–	–
Asset impairment and provisions charges	(13)	–	(891)	(928)	(113)	–	(1,945)
Gains (losses) on disposals of assets	(114)	–	–	–	–	–	(114)
Other items	–	–	(53)	(185)	–	(23)	(261)
Total	(127)	137	(822)	(187)	221	(23)	(801)

3rd quarter 2025	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Total
(M$)
Inventory valuation effect	–	–	–	(48)	15	–	(33)
Effect of changes in fair value	–	(131)	(41)	–	–	–	(172)
Restructuring charges	(7)	–	–	–	–	–	(7)
Asset impairment and provisions charges	–	–	(257)	–	(29)	–	(286)
Gains (losses) on disposals of assets	284	–	–	–	–	–	284
Other items	(40)	–	(12)	(30)	–	(22)	(104)
Total	237	(131)	(310)	(78)	(14)	(22)	(318)

9 months 2026	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Total
(M$)
Inventory valuation effect	–	–	–	1,885	628	–	2,513
Effect of changes in fair value	–	179	(11)	–	–	–	168
Restructuring charges	(7)	–	(6)	(16)	(23)	–	(52)
Asset impairment and provisions charges	(13)	–	(1,948)	(934)	(198)	–	(3,093)
Gains (losses) on disposals of assets	138	–	–	–	(17)	–	121
Other items	–	(7)	(62)	(416)	(16)	(94)	(595)
Total	118	172	(2,027)	519	374	(94)	(938)

9 months 2025	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Total
(M$)
Inventory valuation effect	–	–	–	(352)	(28)	–	(380)
Effect of changes in fair value	–	(249)	(361)	–	–	–	(610)
Restructuring charges	(7)	–	–	–	–	–	(7)
Asset impairment and provisions charges	–	–	(270)	(196)	(29)	–	(495)
Gains (losses) on disposals of assets	284	–	–	–	–	–	284
Other items	(173)	(96)	(12)	(30)	–	(67)	(378)
Total	104	(345)	(643)	(578)	(57)	(67)	(1,586)

September 30, 2026 - Notes to the consolidated financial statements - 8

4	Shareholders’ equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

	December 31, 2025	September 30, 2026
Number of treasury shares	63,702,529	74,975,030
Percentage of share capital	2.89%	3.29%

Following the authorization of the Extraordinary Shareholder’s Meeting held on May 25, 2022, the Board of Directors decided to cancel:

–	At its meeting on February 10, 2026, with effect on February 13, 2026, 18,185,068 treasury shares bought back between July 1st, 2025 and August 19, 2025;

–	At its meeting on April 28, 2026, with effect on April 30, 2026, 7,728,801 treasury shares bought back between August 20, 2025 and September 8, 2025.

Dividend

The Board of Directors, at its meeting on April 28, 2026, set the first interim dividend for the fiscal year 2026 at €0.90 per share. The ex-dividend date of this interim dividend was September 30, 2026 and it was paid in cash on October 2, 2026 for shares listed on Euronext and on October 21, 2026 for shares listed on the NYSE.

Moreover, the Board of Directors, at its meeting on July 22, 2026, set the second interim dividend for the fiscal year 2026 at €0.90 per share, i.e. an amount equal to the aforementioned first interim dividend. The ex-dividend date of this interim dividend will be December 31, 2026 and it will be paid in cash on January 5, 2027 for shares listed on Euronext and on January 22, 2027 for shares listed on the NYSE.

Furthermore, the Board of Directors, at its meeting on October 28, 2026, set the third interim dividend for the fiscal year 2026 at €0.90 per share, i.e. an amount equal to the aforementioned first and second interim dividends. The ex-dividend date of this interim dividend will be March 31, 2027 and it will be paid in cash on April 2, 2027 for shares listed on Euronext and on April 20, 2027 for shares listed on the NYSE.

Dividend 2026	First interim	Second interim	Third interim
EUR Amount (Euronext share)	0.90€	0.90€	0.90€
USD Amount (NYSE share)	1.00737$	Set on January 14, 2027	Set on April 13, 2027
Set date	April 28, 2026	July 22, 2026	October 28, 2026
Ex-dividend date Euronext and NYSE	September 30, 2026	December 31, 2026	March 31, 2027
Payment date Euronext	October 2, 2026	January 5, 2027	April 2, 2027
Payment date NYSE	October 21, 2026	January 22, 2027	April 20, 2027

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €3.22 per share for the 3rd quarter 2026 (€2.09 per share for the 2nd quarter 2026 and €1.41 per share for the 3rd quarter 2025). Diluted earnings per share calculated using the same method amounted to €3.18 per share for the 3rd quarter 2026 (€2.08 per share for the 2nd quarter 2026 and €1.40 per share for the 3rd quarter 2025).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

On February 26, 2026, TotalEnergies SE issued perpetual subordinated notes:

–	1,500 million euros perpetual subordinated notes with a 3.79% coupon, callable from February 2031.

TotalEnergies SE has not redeemed perpetual subordinated notes during the first nine months of 2026.

On September 10, 2026, TotalEnergies SE notified its binding intention to fully reimburse the nominal amount of €1,500 million of its perpetual subordinated notes 3.369% issued in October 2016, on their first call date, on October 6, 2026, resulting in its reclassification as current borrowings as of September 30, 2026.

September 30, 2026 - Notes to the consolidated financial statements - 9

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	9 months 2026	9 months 2025
Actuarial gains and losses	22	14
Change in fair value of investments in equity instruments	9	(32)
Tax effect	(7)	–
Currency translation adjustment generated by the parent company	(2,960)	8,688
Sub-total items not potentially reclassifiable to profit and loss	(2,936)	8,670
Currency translation adjustment	2,602	(6,939)
– unrealized gain/(loss) of the period	2,060	(6,936)
– less gain/(loss) included in net income	(542)	3
Cash flow hedge	3,901	(1,014)
– unrealized gain/(loss) of the period	4,119	(1,522)
– less gain/(loss) included in net income	218	(508)
Variation of foreign currency basis spread	12	25
– unrealized gain/(loss) of the period	3	14
– less gain/(loss) included in net income	(9)	(11)
Share of other comprehensive income of equity affiliates, net amount	545	(386)
– unrealized gain/(loss) of the period	540	(369)
– less gain/(loss) included in net income	(5)	17
Other	4	12
Tax effect	(998)	237
Sub-total items potentially reclassifiable to profit and loss	6,066	(8,065)
Total other comprehensive income (net amount)	3,130	605

September 30, 2026 - Notes to the consolidated financial statements - 10

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2026			9 months 2025
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	22	(7)	15	14	(7)	7
Change in fair value of investments in equity instruments	9	–	9	(32)	7	(25)
Currency translation adjustment generated by the parent company	(2,960)	–	(2,960)	8,688	–	8,688
Sub-total items not potentially reclassifiable to profit and loss	(2,929)	(7)	(2,936)	8,670	–	8,670
Currency translation adjustment	2,602	–	2,602	(6,939)	–	(6,939)
Cash flow hedge	3,901	(995)	2,906	(1,014)	248	(766)
Variation of foreign currency basis spread	12	(3)	9	25	(11)	14
Share of other comprehensive income of equity affiliates, net amount	545	–	545	(386)	–	(386)
Other	4	–	4	12	–	12
Sub-total items potentially reclassifiable to profit and loss	7,064	(998)	6,066	(8,302)	237	(8,065)
Total other comprehensive income	4,135	(1,005)	3,130	368	237	605

5	Financial debt

The Company has issued senior bonds across three tranches in the U.S. markets in January 2026:

–	1,500 million dollars at 4.248% issued by TotalEnergies Capital USA and maturing in January 2031;

–	1,250 million dollars at 4.569% issued by TotalEnergies Capital USA and maturing in January 2033;

–	750 million dollars at 4.857% issued by TotalEnergies Capital USA and maturing in January 2036.

The Company has redeemed four senior bonds during the first nine months of 2026:

–	1,100 million euros at 2.500% bond issued by TotalEnergies Capital International in 2014 and maturing in March 2026;

–	200 million Swiss francs at 0.288% bond issued by TotalEnergies Capital International in 2018 and maturing in July 2026;

–	500 million pounds sterling at 1.660% bond issued by TotalEnergies Capital International in 2019 and maturing in July 2026;

–	1,472 million Hong Kong dollars at 3.088% bond issued by TotalEnergies Capital International in 2015 and maturing in September 2026.

6	Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first nine months of 2026.

September 30, 2026 - Notes to the consolidated financial statements - 11

7	Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies company, other than those mentioned below.

Middle East: Situation of the Company

Since the start of the crisis in the Middle East on February 28, 2026, TotalEnergies is fully mobilized to monitor closely developments in the situation in order to implement appropriate measures.

Consequences of the conflict for TotalEnergies to date

–	As of end of March, the production shut down in Qatar, Iraq and UAE offshore, represented approximately 15% of the total oil and gas production of the Company.

–	During the second quarter of 2026, the conflict in the Middle East impacted the production of the Company by an average of 210 kboe/d.

–	During the third quarter, the impact of the conflict has been limited to only around 5% of the Company’s overall production on average.

–	The impact of the conflict on production is currently decreasing compared to the third quarter and represents less than 5% of the Company’s total production, primarily related to limited exports of LNG volumes via the Strait of Hormuz.

–	Following the completion of the repair works after the incidents that occurred in early April, the SATORP[1] refinery returned to full capacity at the end of the third quarter of 2026.

–	With the exception of the SATORP refinery, the Company’s assets were not damaged during the conflict.

The assessment of the impacts of the conflict on the Company's operations did not identify any impairment indicators as at the end of September 2026.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which the TotalEnergies company holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Legal and arbitration proceedings

Disputes relating to Climate

In France, TotalEnergies SE was summoned in January 2020 before Nanterre’s Civil Court of Justice by certain associations and local communities in order to oblige the Company to complete its Vigilance Plan, by identifying in detail risks relating to a global warming above 1.5°C, as well as indicating the expected amount of future greenhouse gas emissions related to the Company's activities and its product utilization by third parties and in order to obtain an injunction ordering the Corporation to cease exploration and exploitation of new oil or gas fields, to reduce its oil and gas production by 2030 and 2050, and to reduce its net direct and indirect CO2 emissions by 40% in 2040 compared with 2019. This action was declared inadmissible on July 6, 2023, by the Paris Civil Court of Justice to which the case was transferred following a new procedural law. Following the appeal filed by the claimants, the Paris Court of Appeal, in a judgment of June 18, 2024, considered the action initiated admissible in particular on the basis of the law on the duty of vigilance transferring the case for trial on the merits before the Paris Civil Court of Justice, while striking out 17 of the 22 applicants as well as declining to awards any provisional measures.

In its judgement of 25 June 2026, the Paris Judicial Court did not uphold the claims seeking to prohibit TotalEnergies from developing or undertaking new oil and gas projects or to require it to reduce its oil and gas production; the Court confirmed that the duty of vigilance “law is not intended to hold the companies concerned responsible for the risks related to climate change resulting from all human activity on the planet since the Industrial Revolution”. The Court also held that it is not for the Court to dictate targets or specific measures that would be binding on TotalEnergies.

However, the Court did not follow the opinion of the Public Prosecutor’s Office — according to which the scope of the Duty of vigilance law does not extend to climate change — and held that a company’s vigilance plan should address climate-related risks. Finding that greenhouse gas emissions from its operations (Scopes 1 and 2) are already effectively incorporated into its vigilance plan, the Court ordered TotalEnergies to include emissions from its customers (Scope 3) and to update its vigilance plan accordingly within six months from service of the judgment. Upon expiry of that period, the proceedings are expected to resume before the Court so that it may rule on the review of the supplemented vigilance plan and on claims in respect of which it had stayed its decision.

TotalEnergies SE has appealed this judgment before the Paris Court of Appeal.

Proceedings against the Company, involving similar injunctive relief claims, were initiated in March 2024 before the Tournai Enterprise Court in Belgium. In a judgment dated 18 March 2026, the Court held that it had jurisdiction on the grounds that the damage alleged by the claimant was said to have materialised in Belgium, but decided to stay the proceedings pending the above-mentioned 25 June 2026 decision of the Paris Judicial Court. TotalEnergies has appealed that judgment before the Mons Court of Appeal.

Some associations in France brought civil and criminal actions against TotalEnergies SE, with the purpose of proving that since May 2021 – after the change of name of TotalEnergies – the Corporation’s corporate communication and its publicity campaign contain environmental claims that are either false or misleading for the consumer. By decision dated 23 October 2025, the Paris Judicial Court ruled that the Corporation’s institutional communication of an informational nature did not fall under the Consumer Code or the scope of misleading commercial practices. The claims concerning the communication campaign related to its name change in 2021, as well as those targeting its institutional communication on the role of natural gas and biofuels in the energy transition, were all dismissed. No “advertising” by TotalEnergies' subsidiaries in France was condemned by the court. However, the court requested the removal of three paragraphs relating to carbon neutrality ambitions from the website of its commercial subsidiary TotalEnergies Electricité et Gaz France intended for customers. Neither party appealed this civil ruling, which has become final.

In France, on July 4, 2023, nine shareholders (two companies and 7 individuals holding a small number of the Corporation's shares) brought an action against the Corporation before the Nanterre Economic Activities Court, seeking notably the annulment of resolution no. 3 passed by the Corporation's Annual Shareholders’ Meeting on May 26, 2023, recording the results for fiscal year 2022 and setting the amount of the dividend to be distributed for fiscal year 2022. The plaintiffs essentially allege an insufficient provision for impairment of TotalEnergies' assets in the financial statements for the fiscal year 2022, due to the insufficient consideration of future risks and costs related to the consequences of greenhouse gas emissions emitted by its customers (scope 3) and carbon cost assumptions presented as too low. On September 25, 2025, during the preliminary procedural phase of the proceedings, the claimants’ principal claim was dismissed for lack of standing. The appeal lodged by the claimants against that judgment was declared inadmissible on 15 April 2026.

In the United States, the Corporation and several of its US subsidiaries of were summoned, amongst many other companies and professional associations, in several "climate litigation" cases, seeking to establish legal liability for past greenhouse gas emissions, and to compensate plaintiff public authorities, in particular for resulting adaptation costs. The Company considers that the courts lack jurisdiction, that it has many arguments to put forward, and considers also that the past and present behavior of the Company does not constitute a fault susceptible to give rise to liability.

1 Platform jointly owned by Aramco (62.5%) and TotalEnergies (37.5%).

September 30, 2026 - Notes to the consolidated financial statements - 12

Mozambique

In France, victims and heirs of deceased persons filed a complaint against TotalEnergies SE in October 2023 with the Nanterre Prosecutor, following the events perpetrated by terrorists in the city of Palma in March 2021. This complaint would allege that the Corporation is liable for “unvoluntary manslaughter” and “failure to assist people in danger”. The Corporation considers these accusations as unfounded in both law and fact2.

In the United Kingdom, an inquest initiated by the family of one of the victims concluded on September 24, 2026 that the victim's death was caused by the impact of a rocket and found no evidence implicating TotalEnergies SE or its subsidiary, both of which were designated as “interested parties” in the proceedings.

Kazakhstan

On April 1st, 2024, the Republic of Kazakhstan filed a Statement of Claims in the context of an arbitration involving TotalEnergies EP Kazakhstan and its partners under the production sharing contract related to the North Caspian Sea. TotalEnergies EP Kazakhstan and its partners consider this action to be unfounded. Therefore, it is not possible at this date to reliably assess the potential consequences of this claim, particularly financial ones, nor the date of their implementation.

2 Refer to the press release published by the Company on October 11, 2023 contesting the accusations.

September 30, 2026 - Notes to the consolidated financial statements - 13

8	Subsequent events

There are no post-balance sheet events that could have a material impact on the Company’s financial statements.

September 30, 2026 - Notes to the consolidated financial statements - 14